UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
AlerisLife Inc.
(Name of Subject Company)
AlerisLife Inc.
(Name of Persons Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
33832D205
(CUSIP Number of Common Stock)
Jeffrey C. Leer
President and Chief Executive Officer
Two Newton Place
255 Washington Street
Suite 230
Newton, Massachusetts 02458
(617) 796-8387
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
With copies to:
Zachary Blume
Suni Sreepada
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199-3600
(617) 951-7663
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.   Subject Company Information.
Name and Address.
The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is AlerisLife Inc., a Maryland corporation (the “Company” or “ALR”). ALR’s principal executive office is located at Two Newton Place, 255 Washington Street, Suite 230, Newton, Massachusetts 02458. ALR’s telephone number at this address is (617) 796-8387.
Securities.
The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.01 per share (the “Shares”). As of February 1, 2023, there were (a) 33,466,133 Shares issued and outstanding, of which 1,186,470 Shares were subject to vesting or employment- or service-based forfeiture conditions (each, a “Company Share Award”), and (b) 3,938,536 Shares reserved for future issuance under the AlerisLife Inc. Second Amended and Restated 2014 Equity Compensation Plan (the “Company Equity Plan”).
Item 2.   Identity and Background of Filing Person.
Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “— Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.alerislife.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.
Business and Background of the Company’s Directors and Executive Officers.
The name, principal business address, principal occupation and business experience during the past five years of each of the Company’s directors and executive officers are set forth in Annex A hereto. None of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining him or her from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws. Unless otherwise indicated, all directors and executive officers of the Company are citizens of the United States of America. Unless otherwise indicated, the business address of the directors and executive officers is Two Newton Place, 255 Washington Street, Suite 230 Newton, Massachusetts 02458.
Tender Offer and Merger.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by ABP Acquisition 2 LLC (“Purchaser”), a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), which is a wholly owned subsidiary of ABP Trust, whose sole trustee and controlling shareholder is Adam D. Portnoy, one of ALR’s managing directors and the chair of its Board of Directors (the “Board”), to purchase all of the outstanding Shares (other than Shares held by ABP, Purchaser, any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) at a price per Share of $1.31, net to the seller of such Shares in cash, without interest (the “Offer Price”) and subject to any withholding of taxes in accordance with the Merger Agreement (as defined below). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”) filed by ABP and Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on February 17, 2023, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, ABP and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 18, titled “Summary of the Merger Agreement” of the Offer to Purchase. The Merger Agreement provides that, following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company without a meeting or vote of the Company’s stockholders in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”), the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation and a wholly owned subsidiary of ABP (such corporation, the “Surviving Corporation” and such merger, the “Merger”). The Merger, together with the Offer and the other transactions contemplated by the Merger Agreement, are referred to as the “Transactions.” Upon the closing of the Merger, at the date and time as the articles of merger are accepted for record by the State Department of Assessments and Taxation of Maryland (the “Effective Time”), each Share (other than Shares held by ABP, Purchaser or any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser, will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon (the “Merger Consideration”), and subject to any withholding of taxes. Following the Merger, the Company will cease to be a publicly traded company and will be wholly owned by ABP.
The obligation of ABP and Purchaser to consummate the Offer is subject to certain conditions, including that there be validly tendered and not validly withdrawn a number of Shares that, together with the number of Shares beneficially owned by any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser or any wholly owned subsidiary of ABP, represents at least a majority of all Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”), as well as receipt of certain third-party consents.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 17, 2023. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is scheduled to expire at one minute after 11:59 p.m. Eastern Time on March 17, 2023, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1 and 14e-1(a) under the Exchange Act) following commencement of the Offer.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement.
ABP formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase, the address of the principal office of ABP is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and the telephone number at such office is (617) 928-1300. The principal office of Purchaser is Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458, and the telephone number at such office is (617) 928-1300.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC Filings page of the ALR Investors Relations website, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the information agent engaged by Purchaser for the Offer, at 1407 Broadway, New York, New York 10018 or (212) 929-5500.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) ABP, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
Arrangements between the Company, ABP and Certain of its Affiliates.
Relationship with Diversified Healthcare Trust (“DHC”).
DHC is currently the Company’s largest stockholder, beneficially owning, as of February 1, 2023, 10,691,658 Shares, or approximately 31.9% of the outstanding Shares and has agreed to tender its Shares in the Offer. The Company manages a significant number of DHC’s senior living communities it operates. Mr. Portnoy also serves as the chair of the board of trustees and as a managing trustee of DHC. Jennifer B. Clark, a Managing Director and Secretary of the Company, also serves as secretary of DHC and is a former managing director of DHC. The RMR Group LLC, a Maryland limited liability company (“RMR”), provides management services to both the Company and DHC. The Company participates in a DHC property insurance program for the senior living communities it owns. The premiums the Company pays for this coverage are allocated pursuant to a formula based on the profiles of the properties included in the program.
Our Management Arrangements with DHC.
The Company manages senior living communities for DHC pursuant to the Master Management Agreement, which provides that the Company receive a management fee equal to 5% of the gross revenues realized at the applicable senior living communities plus reimbursement for the Company’s direct costs and expenses related to those communities. The Company may receive an annual incentive fee equal to 15% of the amount by which the net income before interest, income taxes and depreciation (“EBITDA”) of all senior living communities on a combined basis exceeds the target EBITDA for all senior living communities on a combined basis for such calendar year.
The Master Management Agreement expires in 2036, subject to the Company’s right to extend for two consecutive five-year terms if the Company achieves certain performance targets for the combined managed communities portfolio, unless earlier terminated. Pursuant to the Master Management Agreement, beginning in 2025, DHC will have the right to terminate up to 10% of the senior living communities managed by the Company based on total revenues per year for failure to meet 80% of a target EBITDA for the applicable period. The Company has guaranteed the payment and performance of each of its applicable subsidiary’s obligations under the applicable management agreement.
Senior Living Communities Managed for DHC and its Related Entities.
As of September 30, 2022, the Company managed 120 senior living communities for DHC. For the nine months ended September 30, 2022, the Company earned residential management fees of $27.4 million, of which $2.4 million represented construction management fees and for the years ended December 31, 2021, and 2020, the Company earned residential management fees of approximately $43.5 million and $59.9 million, respectively, of which $3.6 million and $2.5 million, respectively, relate to fees for the Company’s management of capital expenditure projects with respect to the senior living communities it managed for DHC. The Company did not earn an incentive fee for both the years ended December 31, 2021 and 2020. The Company leases space from DHC at certain of the senior living communities that it manages for DHC. The Company used this leased space for Ageility outpatient rehabilitation locations. The Company recognized rent expense of $1.5 million for the year ended December 31, 2021 with respect to these leases.
Relationships with RMR and Others Related to It.
The Company has relationships and historical and continuing transactions with DHC, RMR, ABP Trust, Mr. Portnoy and others related to them, including other companies to which RMR provides management services and some of which have trustees, directors or officers who are also the Company’s Directors or officers. The RMR Group Inc. (“RMR Inc.”) is the managing member of RMR. Mr. Portnoy is the sole trustee, an officer and the controlling shareholder of ABP Trust, which is the controlling shareholder of RMR Inc., a managing director and the president and chief executive officer of RMR Inc. and an officer and employee of RMR. Ms. Clark also serves as a managing director and the executive vice president, general counsel and secretary of RMR Inc., an officer and employee of RMR and an officer of ABP Trust. Certain of the Company’s officers and officers of DHC are also officers and employees of RMR. Some of the Company’s independent directors also serve as independent trustees or independent directors of other public companies to which RMR or its subsidiaries provide management services. Mr. Portnoy serves as the chair of the boards and as a managing director or managing trustee of those companies. Other officers of RMR including Ms. Clark, serve as managing directors or managing trustees of certain of these companies. In addition, officers of RMR and RMR Inc. serve as the Company’s officers and officers of other companies to which RMR or its subsidiaries provide management services.
Because at least 80.0% of Jeffrey C. Leer’s business time was devoted to services to the Company during 2022 and 2021, 80.0% of his total cash compensation (that is, the combined base salary and cash bonus paid by the Company and RMR) was paid by the Company and the remainder was paid by RMR. Mr. Leer was also eligible to participate in certain RMR benefit plans and to receive share awards from RMR Inc. and other companies to which RMR or its subsidiaries provide management services. The Company believes the compensation paid to Mr. Leer reasonably reflected his division of business time and efforts; however, periodically, Mr. Leer may divide his business time and efforts differently than he does currently and his compensation from the Company may become disproportionate to this division.
Management Agreement with RMR.
RMR provides business management services to the Company pursuant to the Company’s business management agreement and shared services agreement. These business management services may include, but are not limited to, services related to compliance with various laws and rules applicable to the Company’s status as a publicly traded company, maintenance of the Company’s senior living communities, evaluation of business opportunities, accounting and financial reporting, capital markets and financing activities, investor relations and general oversight of the Company’s daily business activities, including legal matters, human resources, and insurance programs.
Share Awards to RMR Employees.
The Company has historically granted Company Share Awards to certain RMR officers and employees who are not also directors, officers or employees of the Company under the Company Equity Plan. During the years ended December 31, 2022, 2021 and 2020, the Company awarded to such persons Company Share Awards of 315,600, 164,600 and 21,150 Shares, valued at $0.2 million, $0.5 million and $0.2 million, in aggregate, respectively, based upon the closing price of the Shares on the Nasdaq Capital Market (“Nasdaq”) on the dates the awards were made. Generally, one-fifth of these Company Share Awards vest on the grant date and one-fifth vests on each of the next four anniversaries of the grant date. In certain instances, the Company may accelerate the vesting of Company Share Awards, such as in connection with the award holder’s retirement as an officer of the Company or an officer or employee of RMR. The Company Share Awards granted to RMR employees are in addition to the Company Share Awards granted to the Company’s Managing Directors, as director compensation, and the fees the Company paid to RMR.
Relationship with ABP Trust.
Mr. Portnoy, directly and indirectly through ABP Trust and its subsidiaries, beneficially owned, in aggregate, approximately 6.1% of the outstanding Shares as of February 1, 2023. The Company leases its headquarters from a subsidiary of ABP Trust. Rent expense for its headquarters, including utilities and real estate taxes that the Company pays as additional rent, was $2.1 million and $1.8 million for the years ended December 31, 2021 and 2020, respectively. On July 2, 2022, the Company entered into an agreement to terminate the lease for its former headquarters at 400 Centre Street in Newton, Massachusetts, with a termination date of September 30, 2022, and entered into a separate agreement to assume a lease for its current headquarters as of September 1, 2022, at 255 Washington Street, Newton, Massachusetts, from Sonesta International Hotels Corporation (“Sonesta”). Mr. Portnoy is the controlling stockholder and a director of Sonesta, and Ms. Clark is a director and secretary of Sonesta. Another officer of RMR serves as a director and the president and chief executive officer of Sonesta and certain other officers of Sonesta are also officers of RMR. Commencing on September 1, 2022, the Company’s annual lease payments range from

$1.0 million to $1.4 million over the term of the lease, inclusive of certain operating costs, including a base amount for utilities and real estate taxes. The lease expires on May 31, 2030.
On February 24, 2021, the Company and the ABP Trust subsidiary renewed the lease for the Company’s former headquarters through December 31, 2031. As of the date of that renewal, the annual lease payments were scheduled to range from $1.0 million to $1.4 million over the term of the lease. On January 10, 2022, the Company and the ABP Trust subsidiary further amended the lease, which reduced the leased space from approximately 41,000 square feet to approximately 30,000 square feet. As of July 1, 2022, the annual base lease payments, exclusive of utilities and real estate taxes, were scheduled to range from $0.8 million to $1.0 million over the term of the lease.
Consent, Standstill, Registrations Rights and Lock-Up Agreement
The Company is a party to a Consent, Standstill, Registration Rights and Lock-Up Agreement (the “Standstill Agreement”), dated October 2, 2016, with Mr. Portnoy, ABP Trust and certain other related persons (collectively, with ABP Trust, the “ABP Parties”), under which, among other things, the ABP Parties have each agreed not to transfer, except for certain permitted transfers as provided for therein, any of the Shares they acquired after October 2, 2016, but not including Shares issued under the Company’s equity compensation plans, for a lock-up period that ends on the earlier of (i) the 10 year anniversary of such agreement, (ii) January 1st of the fourth calendar year after the Company’s first taxable year to which no then-existing net operating loss or certain other tax benefits may be carried forward by the Company, but no earlier than January 1, 2022, (iii) the date that the Company enters into a definitive binding agreement for a transaction that, if consummated, would result in a change of control of the Company, (iv) the date that the Board otherwise approves and recommends that the Company’s stockholders accept a transaction that, if consummated, would result in a change of control of the Company and (v) the consummation of a change of control of the Company.
Under the Standstill Agreement, the ABP Parties also each agreed, for a period of 10 years, not to engage in certain activities involving the Company without the approval of the Board, including not to effect or seek to effect any tender or exchange offer, merger, business combination, recapitalization, restructuring, liquidation or other extraordinary transaction involving the Company, or solicit any proxies to vote any of the Company’s voting securities. These provisions do not restrict activities taken by an individual in her or his capacity as a director, officer or employee of the Company.
At a regularly scheduled meeting of the Board on December 13, 2022, Mr. Portnoy said he would consider making a proposal to potentially acquire the Company if the Board agreed to provide consent under the standstill limitations set forth in the Standstill Agreement. The Board formed the Special Committee of the Board (the “Special Committee”) and delegated responsibility and authority to the Special Committee to explore, evaluate and negotiate, on behalf of ALR, a potential strategic transaction with ABP. On December 14, 2022, ABP sent to the Special Committee a letter formally requesting consent from the Board, in accordance with the Standstill Agreement, to submit to the Company a non-binding proposal regarding a potential transaction. On December 19, 2022, the Special Committee sent ABP a letter providing such consent.
Directors’ and Officers’ Liability Insurance.
RMR Inc., RMR and certain other RMR clients, including DHC and the Company, participate in a combined directors’ and officers’ liability insurance policy. This combined policy currently provides for $10.0 million of combined primary coverage and expires in September 2023. The premium payable by the Company for this combined policy was approximately $0.1 million. The premium for the combined policy was allocated among the insured companies after consultation with the insurance broker and approval by each client company’s board and independent trustees or independent directors as applicable.
Merger Agreement
The Merger Agreement governs the contractual rights among the Company, ABP and Purchaser in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, ABP or Purchaser. The Merger Agreement has been included as an exhibit to this

Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to ABP and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, ABP and Purchaser, and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, ABP or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to contractual standards of materiality or material adverse effect qualification, which are different from the standards of materiality generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, ABP or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
A summary of the Merger Agreement is contained in Section 18 titled “Summary of the Merger Agreement” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Beneficial Ownership of Common Stock
Mr. Portnoy is the beneficial owner of 2,030,115 Shares, including 172,784 Shares owned by ABP Trust and 1,799,999 Shares owned by ABP. Mr. Portnoy holds shares of beneficial interest in, and is the sole trustee of, ABP Trust. Neither Purchaser nor ABP, nor, to the knowledge of Purchaser and ABP, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.
Arrangements with the Company’s Directors and Executive Officers.
In considering the recommendation of the Company’s Board set forth in “— Recommendation of the Special Committee and the Board” in Item 4, you should be aware that aside from their interests as stockholders, some of the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Special Committee and the Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and, in the case of the Board, in recommending (based on the recommendation of the Special Committee) that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements and understandings between the Company and its executive officers or directors that relate to the Transactions.

As of February 17, 2023, the Company’s executive officers are as follows:
Name	Position
Jeffrey C. Leer	President and Chief Executive Officer
Heather Pereira	Senior Vice President, Chief Financial Officer and Treasurer
Phillip Benjamson	Senior Vice President, Chief Operating Officer
Effect of the Offer and the Merger on Outstanding Shares
If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 16, 2023, the executive officers and directors of the Company owned, in the aggregate, 420,299 Shares (not including Company Share Awards).
The following table sets forth (1) the number of Shares beneficially owned as of February 16, 2023, by each of the Company’s executive officers and directors (not including Company Share Awards) and (2) the aggregate cash consideration that would be payable for such Shares, based on the Merger Consideration of $1.31 per Share.
	Number of Shares (#)	Cash Value of Shares ($)
Executive Officers:
Jeffrey C. Leer	95,863	125,581
Heather Pereira	6,476	8,484
Philip Benjamson	6,435	8,430
Directors:
Jennifer B. Clark	66,373	86,949
Donna D. Fraiche	40,100	52,531
Bruce M. Gans, M.D.	43,194	56,584
Barbara D. Gilmore(3)	44,075	57,738
Gerard M. Martin	60,451	79,191
Adam D. Portnoy(1)	57,332	75,105
All directors and executive officers as a group (9 persons)(1)	420,299	550,593

(1)
As the president, sole trustee and beneficial owner of ABP Trust, Adam D. Portnoy may be deemed to be a beneficial owner of 2,030,115 shares. 1,799,999 of these shares are held by ABP and 172,784 of these shares are held by ABP Trust. Because the Offer is not for shares held by ABP or ABP Trust, only 57,332 shares, which are owned directly by Adam D. Portnoy, are included in this table.

(2)
Shares held by all directors and executive officers represented approximately 1.4% of the Company’s outstanding Shares as of February 16, 2023.

(3)
Includes 1,000 Shares owned by Ms. Gilmore’s husband.

Effect of the Offer and the Merger on Company Equity Awards
Prior to the Effective Time, the Company will cause each Company Share Award to be fully vested and non-forfeitable, effective immediately prior to the Effective Time, and such Shares will be converted into the right to receive the Merger Consideration.
The approximate value of the cash payments that each director and executive officer of the Company will receive in exchange for Shares received upon vesting of Company Share Awards is set forth in the table below. This information is based on the number of Company Share Awards held by the Company’s directors and executive officers as of February 16, 2023. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.
	Company Share Award (#)	Aggregate Company Share Award Payment ($)(1)
Executive Officers:
Jeffrey C. Leer	337,500	442,125
Heather Pereira	40,000	52,400
Philip Benjamson	40,000	52,400
Directors:
Jennifer B. Clark	56,200	73,622
Donna D. Fraiche	—	—
Bruce M. Gans, M.D.	—	—
Barbara D. Gilmore	—	—
Gerard M. Martin	—	—
Adam D. Portnoy	—	—

(1)
To estimate the amount payable in respect of Company Share Awards, the Merger Consideration was multiplied by the number of Shares subject to such Company Share Awards.

Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s currently employed named executive officers for the fiscal year ended December 31, 2022: President and Chief Executive Officer, Jeffrey C. Leer, Senior Vice President, Chief Financial Officer and Treasurer, Heather Pereira, and Senior Vice President and Chief Operating Officer, Philip Benjamson. The Company’s former President and Chief Executive Officer, Katie Potter, terminated employment with the Company during 2022 and will not receive any compensatory payments in connection with the Transactions. The table below assumes that (i) the Effective Time occurs on March 20, 2023, and (ii) the Offer Price is $1.31 per Share. The amounts below will vary depending on the date the Transactions are completed. As a result, the actual amounts, if any, received by Jeffrey C. Leer, Heather Pereira and Philip Benjamson may ultimately differ in material respects from the amounts shown below. No named executive officer is entitled to any severance payments or benefits and, as a result, the only amounts included in the table below relate to the named executive officer’s Company Share Awards.
Name	Cash ($)	Equity ($)(1)	Perquisites / Benefits ($)	Total ($)
Jeffrey C. Leer	—	442,125	—	442,125
Heather Pereira	—	52,400	—	52,400
Philip Benjamson	—	52,400	—	52,400

(1)
Amount represents the value of the cash payment that each of the named executive officers will receive, at the Effective Time, in exchange for cancellation of their Company Share Awards, as described under “— Effect of the Offer and the Merger on Company Equity Awards” above. The amounts payable in respect of his Company Share Awards are set forth in the table under “— Effect of the Offer and the Merger on Company Equity Awards” above. These amounts are “single trigger” payments.

Employee Benefits Following the Merger
Pursuant to the Merger Agreement, ABP has agreed that it will provide, or cause to be provided, to each Company employee who continues employment with ABP or its affiliates following the Effective Time, for a period of one year following the Effective Time (for so long during such period as the employee remains so employed), (i) salary and annual bonus opportunity not less than that in effect immediately prior to the Effective Time (excluding, for the avoidance of doubt, equity-based incentive compensation or related equity grants), (ii) employee benefits (excluding, for the avoidance of doubt, equity-based incentive compensation or related equity grants) that are no less favorable in the aggregate to the benefits provided to such employee immediately prior to the Effective Time and (iii) severance benefits, a description of which has been previously made available to ABP. In addition, each continuing employee will receive credit for such employee’s service with the Company for purposes of eligibility and vesting under the employee benefit plans of ABP or its applicable affiliate made generally available to employees of ABP or its applicable affiliate, provided that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service. ABP will, or will cause its applicable affiliate to, use commercially reasonably efforts to waive preexisting condition limitations, honor deductibles, co-payments and out-of-pocket maximums incurred by the continuing employees and their eligible dependents under Company health plans, and waive any waiting period limitation or evidence of insurability requirements that otherwise would apply, in each case, other than limitations that applied to such continuing employee prior to the Effective Time.
Future Arrangements
It is possible that ALR employees, including the executive officers, will enter into new compensation arrangements with ABP or its subsidiaries (other than ALR and its subsidiaries). Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of ALR or ABP or retention awards. As of the date of this Schedule 14D-9, no such compensation arrangements have been established. Any such arrangements with ALR’s employees are currently expected to be entered into after the completion of the Offer and the Merger, if at all.
Indemnification and Insurance
Under the Merger Agreement, the Company’s directors and officers are entitled to continued indemnification, advancement of expenses and director and officer insurance coverage. For a period of six years after the Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) to the extent existing in favor of the current or former directors or officers of the Company or any of its subsidiaries, including in the Company’s charter and bylaws and any indemnification or other similar agreements of the Company or any of its subsidiaries, in each case as in effect on the date of the Merger, will continue in full force and effect in accordance with their terms, and ABP will cause the Company and its subsidiaries to perform their obligations thereunder. On or prior to the consummation of the Merger, the Company is required to purchase “tail” directors’ and officers’ liability insurance policies for their current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Company with respect to claims arising from facts or events that occurred before the Effective Time, except that in no event will the cost of any such tail policy(ies) exceed an amount equal to 300% of the aggregate annual premium most recently paid by or on behalf of the Company with respect to the primary policy that covers the Company and its subsidiaries.
Section 16 Matters
Pursuant to the Merger Agreement, the Company and the Board will, to the extent necessary, take appropriate action, prior to or as of the time at which Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”), to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Share Awards in the Merger by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.   The Solicitation or Recommendation.
Recommendation of the Special Committee and the Board.
The Special Committee adopted resolutions (1) determining that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interests of the Company’s stockholders (other than ABP and its affiliates), (2) declaring the Merger advisable, and (3) recommending to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger.
The Board believes that the Offer and the Merger are advisable, fair to, and in the best interests of the Company’s stockholders (other than ABP and its affiliates). The Board (other than Mr. Portnoy, who abstained from voting), based on the unanimous recommendation of the Special Committee, (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of, the Company and its stockholders (other than ABP and its affiliates), (2) declared the Merger advisable, (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (4) subject to the conditions set forth in the Merger Agreement, resolved to recommend that the stockholders of the Company (other than ABP and its affiliates) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (5) resolved to include the prior approvals and recommendation, as well as the resolutions of the Special Committee, in the Solicitation/Recommendation Statement on Schedule 14D-9, (6) opted out of the application of certain anti-takeover statutes under Maryland law and the laws of other jurisdictions and (7) granted exceptions to the ownership limitations set forth in the Company’s charter and the transfer restrictions set forth in the Company’s bylaws to ABP, Purchaser and certain related persons, in each case, with respect to the Offer and the Merger.
Accordingly, for the reasons described in more detail below and based on the recommendation of the Special Committee, the Board (other than Mr. Portnoy, who abstained from voting) recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.
In reaching the conclusions and in making the recommendation described above, the Special Committee and the Board took into account a number of reasons, described under “— Reasons for the Recommendations of the Special Committee and the Board; Fairness of the Offer and the Merger” below.
Background of the Offer and the Merger.
The following chronology summarizes the communications and events that led to the signing of the Merger Agreement and the launch of the Offer. This chronology is not, and does not purport to be, a catalogue of every interaction among the Company, ABP, the Board, the Special Committee and any other applicable parties.
Background of the Offer
On an ongoing basis, the Board, together with its legal and financial advisors, reviews and evaluates strategic opportunities and alternatives with a view to enhancing stockholder value. Such opportunities and alternatives include, among other things, remaining as a stand-alone public company, potential acquisitions of complementary businesses, investing in new lines of business, restructuring the Company’s operations and other transactions.
The COVID-19 pandemic had a material and adverse impact on the Company’s operations and financial results, as occupancy at the Company’s owned and managed senior living communities declined substantially, certain of the Company’s Ageility outpatient clinics were forced to close temporarily and operating costs increased significantly, including labor costs.
In response to the Company’s challenges, on April 7, 2021, the Company announced a strategic plan (“Strategic Plan”) to reposition the Company’s senior living management business to focus on larger independent living, assisted living and memory care communities as well as stand-alone active adult and independent living communities. Pursuant to the Strategic Plan, the Company, among other things, amended its management arrangements with DHC to allow the Company to transition its smaller and highest acuity senior living communities that it then managed to new operators, closed and repositioned the skilled nursing units in the continuing care retirement communities that the Company continued to manage for DHC, closed Ageility inpatient rehabilitation clinics operating in some transitioning communities and eliminated positions in the Company’s corporate, regional and divisional offices and impacted units and clinics.
In January 2022, the Company entered into a credit and security agreement (the “Credit Agreement”) with MidCap Funding VIII Trust (“MidCap”), as administrative agent and a lender. Under the terms of the Credit Agreement, the Company closed on a $95.0 million senior secured term loan, $63.0 million of which was funded upon effectiveness of the Credit Agreement, while a portion of the remaining proceeds are subject to a $12.0 million capital improvements holdback and $20 million is available upon achieving certain financial thresholds. The Company also announced a rebranding effort, including changing its name.
On April 30, 2022, the Company’s President and Chief Executive Officer resigned, and Jeffrey C. Leer, the Company’s Executive Vice President, Chief Financial Officer and Treasurer, was appointed interim President and Chief Executive Officer in addition to his other roles.
On May 19, 2022, the Board received an unsolicited proposal from a real estate investment management firm (“Party A”) to acquire all of the outstanding shares of common stock of the Company for $2.19 per share in cash (the “Party A Proposal”). The closing price of Common Stock on that day was $1.21 per share. The Party A Proposal stated that the proposed acquisition and related transaction costs would be financed through a combination of equity investment and third-party debt financing and it included a letter from an investment bank (“Lender A”) that expressed high confidence that Lender A would be able to provide debt financing for the proposed transaction. Party A stated that it believed it could complete due diligence and negotiate definitive transaction documents within 60 days, but a transaction would be conditioned on certain third-party actions that the Company could not control. On May 20, 2022, Jennifer B. Clark, a Managing Director and Secretary of the Company, shared the Party A Proposal with the other members of the Board via email, noting that the Party A Proposal would be discussed at the Board’s next regularly scheduled meeting on June 7, 2022. Between May 20, 2022 and May 26, 2022, the chief executive officer of Party A and a representative of a financial advisor to Party A sent multiple emails requesting meetings to discuss the Party A Proposal, which were also provided to the Board.
On June 7, 2022, the Board held a regularly scheduled meeting to consider the Party A Proposal. Representatives of Saul Ewing LLP (“Saul Ewing”), Maryland counsel to the Company, Ropes & Gray LLP (“Ropes & Gray”), counsel to the Company, and Citigroup Global Markets Inc. (“Citi”), a financial advisor that had previously advised the Company in connection with its financial restructuring and lease agreement amendments with DHC, were in attendance. Mr. Portnoy, Chair of the Board, noted for the Board that Party A had not previously interacted with the Company, RMR or any RMR client company. He then described the terms and conditions of the Party A Proposal and provided background information about Party A available in the public domain. Mr. Portnoy also noted that, in connection with his diligence regarding the Party A Proposal and Party A’s financing, he had spoken with a representative of Lender A, with whom he had a relationship, about its letter that expressed high confidence in the availability of debt financing for the proposed transaction and that the representative informed Mr. Portnoy that Lender A’s letter had been mistakenly issued and had been withdrawn. A representative of Saul Ewing then provided an overview of the duties of directors under Maryland law in the context of a potential sale of the Company and a representative of Ropes & Gray described certain considerations for the Board regarding the Party A Proposal, including the timing and valuation of the proposal, particularly in light of the Company’s recent engagement of Alvarez & Marsal (“A&M”) to conduct an operational review of the Company, the nature of the counterparty and its financial wherewithal, the withdrawal of the high confidence letter by Lender A and the conditionality of the proposal. At the Board’s request, Citi provided a general overview of current market and industry conditions, including the current state of the acquisition financing market. Mr. Portnoy informed the Board that one of the third parties on whose action the proposal was conditioned had determined that it would not take the actions that the Party A Proposal stated were required for Party A to consummate a transaction with the Company. After additional discussions, the Managing Directors left the meeting and following further discussions, the Independent Directors concluded that they did not believe the Party A Proposal was compelling or credible due to, among other things, the absence of committed financing and market conditions, the timing of the proposal shortly after the Company’s management changes and during the pendency of the implementation of the recommendations made by A&M and the condition related to third party actions that the Board had no control over and understood would not be satisfied. The Managing Directors then rejoined the meeting and, based on the unanimous recommendation of the Independent Directors, the Board, with the Independent Directors and Managing Directors voting separately, determined that it would not proceed with a transaction with Party A and directed management to send a written response to Party A about the Board’s conclusion. Following the Board meeting, a representative of the Company sent a letter to the chief executive officer of Party A informing him of the Board’s conclusion.
On June 8, 2022, Mr. Portnoy and Ms. Clark received an email from a representative of Party A’s financial advisor, which included a presentation describing the purported benefits of the Party A Proposal, including benefits to RMR and its shareholders, and reiterated Party A’s desire to meet with Mr. Portnoy to discuss the Party A Proposal. Ms. Clark shared the correspondence and presentation with the Board for their consideration.
On July 15, 2022, the chief executive officer of Party A sent an email to Mr. Portnoy and Ms. Clark emphasizing the benefits to RMR of the Party A Proposal. Ms. Clark notified the Company’s legal counsel of Party A’s proposal and discussed it with them. Following those discussions, on July 22, 2022, a representative of the Company sent a response to the chief executive officer of Party A confirming that the Company did not intend to meet or engage further with Party A or its advisors. Copies of that correspondence were shared with the Board at their next regularly scheduled meeting.
On August 3, 2022, the Company announced that, during the second quarter of 2022, it had engaged A&M to conduct an operational review of the Company and, based on that review, A&M had made recommendations to improve the Company’s business, including cutting general and administrative costs, a corporate reorganization, and certain operational changes. Following A&M’s recommendations, the Company began implementing a restructuring plan (the “Restructuring Plan”) to eliminate certain positions in its corporate team and to make certain operational changes. In connection with Restructuring Plan, the Company hired a new Chief Financial Officer and Chief Operating Officer in September and October 2022, respectively.
On September 24, 2022, the chief executive officer of Party A sent an email to Ms. Clark and, on October 6, 2022, sent another email to Ms. Clark and Mr. Portnoy. Each email stated Party A’s belief that a transaction between the Company and Party A would be an attractive option for the Company and RMR. Neither email reiterated the Party A Proposal or proposed new terms. Ms. Clark notified the Board about the correspondence, but did not respond to Party A.
On November 7, 2022, the Company received a notification letter from Nasdaq informing the Company that, for the prior 30 consecutive business days, the bid price for its shares of Common Stock had closed below $1.00 per share, which is the minimum required closing bid price for continued listing on Nasdaq. Nasdaq notified the Company it had 180 days to regain compliance with the minimum bid price continued listing standard, subject to certain extensions, and, if the Company did not regain compliance, the Common Stock would be subject to delisting.
On December 13, 2022, the Board held a regularly scheduled meeting during which it discussed the Company’s recent performance, including the impact of the Restructuring Plan, management’s three-year forecast (the “December 2022 Forecast”), the potential that the Company would breach certain of its covenants under the Credit Agreement in 2023, the notification letter received from Nasdaq and other issues related to the business. The Board also discussed the Company’s stock price performance and the consequences to the Company if it was unable to regain compliance with the Nasdaq minimum bid price rule, including the impact to the Company and its stockholders if the Company was delisted. During that discussion, Mr. Portnoy explained his perspective that it would be challenging for the Company to return to profitability while it remained a public company given the incremental public company compliance costs and the complications of implementing significant, costly changes for the long-term benefit of the Company while under pressure from short-term focused investors. As a result, Mr. Portnoy expressed a willingness to take the Company private, which he believed would be in the best interests of the Company. Such a transaction would allow the Company’s stockholders to receive greater value for their investment than is reflected in the market’s valuation of the Company and their investment would no longer be subject to the Company’s operational risks and market risks. Mr. Portnoy said he would consider making a proposal to acquire the

Company if the Board agreed to provide consent under the standstill pursuant to the Standstill Agreement. Mr. Portnoy responded to questions regarding his interest in making a proposal and the Board determined, because of the relationships and historical and continuing transactions among the Company, Mr. Portnoy, ABP and their affiliates, to form a special committee solely comprised of each of the Independent Directors (the “Special Committee”), which would evaluate and respond to Mr. Portnoy’s request for permission to submit a proposal and consider any such proposal, if submitted, and as well as any other strategic alternative for the Company as applicable. The Board resolved that the Special Committee could execute and deliver agreements, documents and other instruments and engage advisors, as deemed by the Special Committee in its discretion to be necessary, convenient or desirable to explore, evaluate and negotiate, on behalf of the Company, a potential strategic transaction with ABP.
Immediately following the meeting of the Board, the Special Committee convened a meeting. During the meeting, it appointed Donna D. Fraiche, the Board’s Lead Independent Director, and Barbara D. Gilmore, the Chair of the Audit Committee of the Board, as co-chairs of the Special Committee. The Special Committee discussed preliminary considerations for evaluating Mr. Portnoy’s proposal and approved the engagement of Ropes & Gray, as legal advisor to the Special Committee, and discussed engaging special Maryland counsel to the Special Committee, to assist the Special Committee in evaluating and responding to the proposal of Mr. Portnoy. The Special Committee also requested that a representative of Ropes & Gray contact Citi to inquire about Citi’s willingness to act as a financial advisor to the Special Committee and the terms of such engagement.
On December 14, 2022, the Special Committee received a letter from ABP (the “December 14 Letter”) indicating its interest in potentially acquiring all of the outstanding shares of Common Stock that it did not already own, reiterating ABP’s rationale for undertaking a going private transaction and stating that, if the Board waived the standstill limitations on Mr. Portnoy and ABP, expected to submit a non-binding, confidential proposal regarding a potential transaction to acquire the Company. The December 14 Letter indicated that ABP only intended to proceed with a transaction if it was approved by a fully empowered Special Committee and that, even if the Special Committee determined not to approve a transaction with ABP, such determination would not affect ABP’s relationship with the Company and ABP intended to remain a long-term holder of Common Stock. The December 14 Letter also indicated that, although ABP would require only limited diligence to complete the transaction, the consummation of the transaction would be subject to receipt of applicable regulatory approvals, a consent from MidCap and a consent of DHC pursuant to the Master Management Agreement.
On December 19, 2022, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray in attendance. The Special Committee discussed the terms and conditions set forth in the December 14 Letter, including the advantages and disadvantages of granting the standstill waiver requested by Mr. Portnoy. Following discussion, the Special Committee unanimously resolved to provide consent under the Standstill Agreement to permit ABP to submit a non-binding proposal for the Special Committee’s review. The Special Committee then considered the potential engagement of Citi as the Special Committee’s financial advisor. Among the factors considered by the Special Committee were Citi’s expertise with transactions of this type, and Citi’s familiarity with the Company and its business and the senior living industry and Citi’s prior engagements with the Company, RMR and other RMR client companies. After discussion, the Special Committee resolved to engage, and subsequently formally engaged, Citi to act as its financial advisor with respect to a potential strategic transaction substantially on terms discussed at the meeting. The Special Committee also discussed engaging special Maryland counsel to assist with the transaction and determined to engage Saul Ewing.
Following its December 19, 2022 meeting, the Special Committee sent a letter to Mr. Portnoy consenting to ABP’s confidential submission to the Company of a non-binding proposal regarding a potential transaction and related confidential communications with the Special Committee, notwithstanding the restrictions set forth in the Standstill Agreement.
On December 22, 2022, Mr. Portnoy, on behalf of ABP, called a representative of Citi to propose that, subject to negotiating a definitive agreement and the terms and conditions set forth in ABP’s December 14 Letter, ABP would consider making an offer to purchase all of the Common Stock that ABP did not already own for $0.95 per share in cash (the “December 22 Proposal”), which represented an approximately 30% premium over the closing price of the Common Stock of $0.73 per share on that day.

On January 6, 2023, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray, Saul Ewing and Citi in attendance. At the meeting, a representative of Saul Ewing provided the Special Committee with an overview of directors’ duties under Maryland law in the context of a potential sale of the Company, including with a related party buyer. Citi then reviewed with the Special Committee the December 22 Proposal and noted that, as conveyed to Citi during conversations with representatives of ABP, in connection with the proposed transaction, ABP would request that DHC agree to irrevocably tender the shares of Common Stock it owns and to consent, pursuant to the Company’s organizational documents, to ABP’s acquisition of Shares in the proposed transaction. Citi also reviewed certain preliminary financial aspects of the December 22 Proposal and preliminary financial information regarding the Company. The Special Committee discussed the December 22 Proposal with its advisors and potential next steps, including making a counterproposal to ABP, potentially contacting third parties who may have an interest in acquiring the Company, including Party A, and/or rejecting the December 22 Proposal and continuing to operate as a standalone business. The Special Committee determined that, based on its knowledge of the Company and the senior living industry, the December 2022 Forecast and the challenges of remaining a public company, particularly as the Company’s stock price had declined meaningfully, it would be in the best interest of the Company and its stockholders to pursue a sale at this time if ABP or another counterparty was willing to pay an appropriate price. The Special Committee also discussed with its advisors certain hurdles for a third party to acquire the Company, noting, among other things, that ABP and its affiliates, together with DHC, owned an aggregate of approximately 40% of the shares of Common Stock, ownership limitations contained in the Company’s organizational documents that can be exceeded only with DHC’s consent, the extent of the Company’s commercial relationships with DHC and change of control and termination fee provisions in certain of the Company’s material agreements, including its management agreements with RMR. As a result of these complications, the Special Committee acknowledged that running a formal process to solicit additional proposals would take significant time and would be unlikely to identify a suitable buyer and that any such buyer may not have the ability to obtain the necessary consents for such an acquisition. The Special Committee agreed that such a delay may cause ABP to withdraw the December 22 Proposal and the Company would remain subject to potential delisting by Nasdaq, which risk they believed outweighed the potential benefits of soliciting other proposals. In addition, the Special Committee considered that if any third parties are interested in acquiring the Company, they would have an opportunity to make a competing proposal to the Special Committee prior to the closing of the tender offer and the Special Committee would demand that a merger agreement with ABP would include a fiduciary out provision that would enable the Company to terminate the agreement with ABP to accept a superior proposal. Following discussion, the Special Committee determined to make a counterproposal of $1.45 per share in cash (the “January 6 Counterproposal”) and directed Citi to deliver the January 6 Counterproposal to ABP. Following the Special Committee meeting, as directed by the Special Committee, Citi communicated the January 6 Counterproposal to ABP.
On January 9, 2023, Mr. Portnoy, on behalf of ABP, responded to Citi by telephone. Mr. Portnoy explained that ABP would increase its proposal to $1.05 per share in cash, explaining his view that this represents a robust proposal because DHC would likely soon have the right to terminate the Company’s management contracts at certain senior living communities due to the Company’s underperformance and may exercise its rights if it determined another manager would be more successful. Any such terminations could have a material and adverse impact on the Company’s revenue and value. Citi indicated that it would inform the Special Committee of ABP’s $1.05 per share counterproposal, but also indicated that the Special Committee would likely consider such counterproposal insufficient based on discussions during the January 6 meeting. In response, ABP increased its proposal to $1.10 per share in cash but stated that was its “best and final” proposal (the “January 9 Proposal”). The January 9 Proposal represented an approximately 55% premium over the closing price of Common Stock of $0.71 per share on that day.
On January 11, 2023, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray, Saul Ewing and Citi in attendance. Citi reported the January 9 Proposal to the Special Committee, including the prior conversation with Mr. Portnoy regarding such proposal, and discussed with the Special Committee certain preliminary financial aspects of the January 9 Proposal. The Special Committee members discussed their belief that the January 9 Proposal was likely ABP’s “best and final” proposal based on their experience with Mr. Portnoy and his views about the Company. The Special Committee discussed with its advisors the advantages and disadvantages of making a further counterproposal or contacting third parties before responding to ABP. Among other considerations, the Special Committee discussed the challenges of a third party consummating a transaction to acquire the Company, the potential for ABP to withdraw its bid if the process took too long, the risk to the business if the existence of a sale process did not remain confidential, and the fact that any third party potentially interested in submitting a proposal would have the ability to do so during the pendency of the tender offer by Purchaser in connection with the proposed transaction. Following discussion, the Special Committee determined that it would not be productive to attempt further price negotiations with ABP at this time and that it was in the best interest of the Company and its stockholders to pursue a transaction with ABP based on the January 9 Proposal. The Special Committee directed Citi to inform ABP about the Special Committee’s decision to proceed with the January 9 Proposal, subject to, among other things, satisfactory negotiation of definitive documentation. Following the meeting on January 11, 2023, as directed by the Special Committee, Citi communicated the Special Committee’s decision to ABP.
Later that evening, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), counsel to ABP, distributed an initial draft merger agreement to Ropes & Gray. The draft merger agreement proposed, among other things, a closing condition that required the receipt of healthcare regulatory approvals and consents from MidCap and DHC, a termination fee equal to 4.0% of enterprise value, or approximately $2,720,000, which would be payable to ABP if the Board terminated the merger agreement under certain specified circumstances, including to accept a proposal for a superior transaction and a proposed outside date of May 31, 2023.
On January 17, 2023, Ropes & Gray sent a revised draft of the merger agreement to Skadden, which reflected, among other things, removal of the closing condition related to receipt of healthcare regulatory approvals and a termination fee equal to 2.75% of equity value, or approximately $1,200,000.
On January 18, 2023, representatives of Ropes & Gray and Skadden participated in a call during which various terms and provisions of the Merger Agreement were discussed. Those terms and provisions included, among others, the treatment of the existing awards of Shares to ALR’s employees, directors and officers; the scope of the representations and warranties and the use of limiting language and qualifiers; certain exceptions regarding impacts of the COVID-19 pandemic; the non-solicitation obligations of ALR and certain requirements that would be imposed on ALR in connection with alternative offers for a potential transaction; the ongoing analysis of health regulatory requirements; whether certain requirements would be made conditions to the closing of the potential transaction; and the ongoing determination by DHC of whether to enter into an agreement to tender its Shares in connection with the potential transaction.
On January 20, 2023, Sullivan & Worcester LLC (“Sullivan”), legal counsel to DHC, distributed to Skadden and Ropes & Gray a draft of the DHC Consent and Amendment Agreement (the “DHC Consent and Amendment Agreement”), pursuant to which, among other things, (i) DHC would consent to ALR’s grant of exceptions to the Charter Ownership Limit and the Bylaw Ownership Limit; (ii) DHC would waive any event of default arising out of certain agreements between DHC and ALR; (iii) DHC and DHC Holdings LLC (the “DHC Parties”) would agree to tender all of the Shares owned by the DHC Parties (the “DHC ALR Shares”), representing approximately 31.9% of the Shares and (iv) DHC would have the right, but not the obligation, subject to and following the consummation of the Merger, to purchase, in a single private transaction, on or before December 31, 2023, a number of shares of the surviving corporation in an amount constituting a percentage of the then issued and outstanding shares of the surviving corporation up to the percentage that the DHC ALR Shares constituted of the fully-diluted Shares as of immediately prior to the Offer.
On January 21, 2023, Skadden distributed a revised draft of the DHC Consent and Amendment Agreement to Sullivan, which reflected feedback from Ropes & Gray.
On January 21, 2023, Ropes & Gray sent Skadden an initial draft of the Company disclosure letter and revised draft of the merger agreement. Ropes & Gray also distributed to Skadden its analysis regarding executive compensation and identified that it did not expect Section 280G of the Code to be applicable to the potential transaction.
On January 24, 2023, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray and Citi in attendance. During the meeting, Citi updated the Special Committee regarding the progress of Citi’s financial evaluation of the proposed transaction with ABP, noting for the Special

Committee certain assumptions of the Company’s management underlying the December 2022 Forecast, including the assumptions that the Company would not utilize any of its net operating losses despite the fact that the Company was forecast to have net income in future years and that DHC would not terminate any of its agreements with the Company to manage certain senior living communities. After discussion, the Special Committee determined that it wanted to evaluate the impact on the Company’s valuation of the Company’s utilization of its net operating losses and the termination of certain management agreements, so it directed Citi to request that the Company’s management update the December 2022 Forecast, without Mr. Portnoy’s involvement, to reflect the Company’s net operating loss utilization and to consider the impact to the business if DHC exercised its termination rights under the Company’s management agreements. The Special Committee next discussed the status of the transaction documents with respect to the proposed transaction with ABP, including the timing to finalizing such documents. Following discussion, the Special Committee determined that it would convene another meeting once management had completed updating the December 2022 Forecast.
On January 26, 2023, the Board received an unsolicited letter from the chief executive manager of a newly formed LLC (“Party B”) stating that Party B was interested in acquiring the Company for aggregate consideration of $75 million (the “Party B Proposal”). The letter stated that Party B had executed a letter of indication with a financial institution (“Lender B”) related financing for Party B’s proposed acquisition, which was attached to the proposal although no such letter was provided. The Party B Proposal stated that Lender B would require no longer than six weeks to review the Company’s books and records to determine whether to sign a binding financing commitment letter. The Party B Proposal stated that if the Company did not voluntarily provide such access, Party B intended to retrieve the books and records under Maryland law. The Party B Proposal requested that the Board execute a non-binding letter of indication (the “Party B LOI”) by February 3, 2023 that would include a right of first refusal in Party B’s favor if the Company determined to consummate a transaction with another party within a year of signing the Party B LOI (the “Party B LOI Term”), a $2 million termination fee payable by the Company to Party B if the Company consummated a transaction with another party during the Party B LOI Term, a standstill provision prohibiting Party B or its affiliates from acquiring shares of the Company and access for Party B to the Company’s books and records. Also, on January 26, the chief executive manager of Party B delivered a letter to Saul Ewing, which Party B speculated in the letter was counsel to ABP Trust, notifying Saul Ewing of the Party B Proposal and noting that if the Board did not accept the proposal, Party B was prepared to “take extensive actions that could cause liability and other economic repercussions for the ABP Trust” and that Party B hoped ABP Trust would “use its influence to ensure that [Party B] does not need to take extraordinary actions.”
On January 27, 2023, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray, Saul Ewing and Citi in attendance. During the meeting, Citi noted that the Company’s management had revised the December 2022 Forecast to reflect the Company’s utilization of its net operating losses based on the Company’s projected taxable income in future years (the “Revised Forecast”) and updated the Special Committee regarding the progress of Citi’s financial evaluation of the proposed transaction with ABP utilizing the Revised Forecast. Citi also noted that, at the Special Committee’s direction, the Company’s management had considered the impact to the business if DHC exercised its termination rights under the Company’s management agreements, which would have the effect of eliminating substantially all of the Company’s projected residential management fee revenue and would result in a materially lower valuation of the Company’s business. Citi next summarized for the Special Committee the financial terms of the Party B Proposal, noting that the Party B Proposal failed to include the letter of indication with Lender B, which was referenced as an exhibit to the Party B Proposal, and did not identify a per share price or summarize Party B’s sources and uses. Citi also noted that, based on publicly available information, Party B was formed in December 2022. A representative of Saul Ewing also summarized the letter it had received, including the extraordinary actions the chief executive manager of Party B indicated that Party B may take if the Board did not accept the Party B Proposal. The Special Committee discussed the Party B Proposal and contents of the letters and directed the co-chairs of the Special Committee to confer with the advisors to the Special Committee and determine how to proceed with both the Party B Proposal and the proposed transaction with ABP.
On January 30, 2023, representatives of Ropes & Gray and Citi attended a call with the co-chairs of the Special Committee to discuss next steps regarding the Party B Proposal, including contacting both

Party B and Lender B to better understand the Party B Proposal, Party B’s and Lender B’s experience with similar transactions, their financial position and the work they had done to date to prepare the Party B Proposal. Following the meeting, at the direction of the co-chairs, a representative of Ropes & Gray contacted counsel for Party B who had been copied on the Party B Proposal to request a call with the principals of Party B. Later that afternoon, representatives of Ropes & Gray attended a call with representatives of Party B and Party B’s counsel. During the call, a representative of Ropes & Gray asked questions about the Party B Proposal, general background information regarding Party B, the diligence performed to substantiate Party B’s proposed valuation, Party B’s sources and uses for the proposed transaction, Party B’s experience acquiring public companies and operating healthcare companies, Party B’s plan to refinance the existing debt of the Company and to operate the Company going forward, Party B’s relationship with Lender B and the conditions of the Party B Proposal. The representatives of Party B restated details from the Party B Proposal and indicated that they had no experience acquiring public companies or owning operating companies, but declined to provide information about how they determined the proposed valuation for the Company, the assumptions underlying their analysis, including sources and uses for the transaction, the amount of Party B’s committed capital and the identities of other advisors they had engaged. Following the call, representatives of Party B sent to Ropes & Gray a list of Lender B’s due diligence requests and a copy of the letter of indication between Party B and Lender B that was referenced in the Party B Proposal, which did not include a summary of the proposed financing terms.
On January 31, 2023, with the permission of Party B, representatives of Ropes & Gray attended a call with Lender B and its counsel to discuss the Party B Proposal. Representatives of Lender B stated that Party B had instructed Lender B not to answer questions regarding valuation and sources and uses with respect to the Party B Proposal. Because Lender B was an unknown financial institution to the Company and its advisors, and Lender B held itself out as a private investment firm that provided capital to small and mid-sized non-sponsored businesses, a representative of Ropes & Gray asked about Lender B’s experience financing public company acquisitions, financing unsolicited proposals, financing companies in the healthcare industry, ability to finance the transaction proposed by Party B and Lender B’s relationship with Party B. Lender B noted that it had not in the past financed a public company acquisition, but declined to provide more detail about its experience with Party B or its ability to finance the proposed transaction with Party B. Lender B also would not provide the amount that it was willing to finance for the Party B Proposal or the terms of such financing, but confirmed it had not yet committed to the proposed transaction and would require an extended period to conduct diligence before committing.
On the morning of February 1, 2023, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray and Citi in attendance. Representatives of Ropes & Gray and Citi provided the Special Committee with an update on the outreach to each of Party B and Lender B. Following discussion, the Special Committee determined that the Party B Proposal would have a low probability of successful completion, based on, among other things, the conditionality of the Party B Proposal, the lack of due diligence conducted by Party B or Lender B to date, Party B’s failure to provide evidence of its ability to secure committed financing and the proposed terms of such financing, the inexperience of Party B and Lender B in executing and financing public company acquisitions, the ability of Party B to tender its shares into the Offer, and the ability of Party B to commence its own tender offer if it believed the Company was undervalued. Based on the foregoing reasons, the Committee determined that it would not be in the best interests of the Company and its stockholders to pursue the Party B Proposal at this time. The Special Committee instructed Ropes & Gray to prepare a draft response letter to Party B stating that the Board did not intend to engage further with Party B at this time and outlining the reasons for which the Board would not pursue the Party B Proposal at this time. Citi next provided an update to the Special Committee regarding the status of the proposed transaction with ABP, noting that documentation related to the transaction had progressed and the parties appeared to be in position to execute and announce the transaction in short order if the Special Committee and Board could come to agreement on terms and decide to proceed. Citi then updated the Special Committee regarding the progress of Citi’s financial evaluation of the proposed transaction with ABP utilizing the Revised Forecast. The Special Committee and its advisors discussed the impact of the net operating losses on the Company’s valuation and the Special Committee’s view about the price per share that ABP would need to offer in order for the Special Committee to recommend the transaction. The Special Committee also discussed with its advisors other potential changes to the terms of ABP’s proposal, including the elimination of the termination fee, which would decrease the Company’s cost to accept a superior proposal during the pendency of the tender offer. Following this discussion, the

Special Committee directed Citi to request that ABP increase its proposal to $1.30 per share in cash and to remove the obligation for the Company to pay a termination fee if the transaction with ABP was terminated under specified circumstances, but, in lieu of a termination fee, the Company would reimburse ABP for expenses incurred in connection with the transaction. Following discussion, the Special Committee determined that another meeting would be convened after Citi’s discussion with ABP.
Later that afternoon, as directed by the Special Committee, Citi conveyed the changes proposed by the Special Committee with ABP, including the counterproposal of $1.30 per share in cash. ABP agreed to remove the Company’s obligation to pay a termination fee in exchange for the reimbursement of ABP’s expenses incurred in connection with a termination under specified circumstances, but ABP proposed to pay $1.15 per share in cash. The representative of Citi indicated that, based on discussions with the Special Committee, the Special Committee would likely consider the $1.15 per share proposal insufficient, at which point ABP further increased the price per share to $1.20, noting that was his “best and final” offer (the “February 1 Proposal”). The February 1 Proposal represented an approximately 50% premium over the closing price of Common Stock of $0.80 on that day.
In the afternoon of February 1, 2023, representatives of Skadden sent Ropes & Gray revised drafts of the merger agreement and Company disclosure letter reflecting the terms surrounding the February 1 Proposal, including the reimbursement of all reasonable and documented costs and expenses of ABP incurred in connection with the transaction if the merger agreement were terminated under specified circumstances in lieu of any termination fee. That same day, representatives of Ropes & Gray and Skadden participated in a call during which Ropes & Gray informed Skadden that the Special Committee was willing to accept an expense reimbursement obligation in the event the merger agreement was terminated in certain circumstances if it was subject to a maximum payment of $375,000. Representatives of Skadden subsequently informed Ropes & Gray of ABP’s counteroffer of an expense reimbursement cap of $750,000, to which the Special Committee agreed.
In the evening of February 1, 2023, a representative of Ropes & Gray received an email from the chief executive manager of Party B indicating that he had received an email from an anonymous source that purported to have an understanding of discussions occurring at the Board (the “February 1 Correspondence”).
On February 2, 2023, the Special Committee convened a meeting by teleconference, with representatives of Ropes & Gray and Citi in attendance. At the meeting, the Special Committee discussed the February 1 Correspondence and, after confirming its belief that its description of Board discussions was inaccurate and did not indicate that anyone related to the Company had leaked information, determined that neither further investigation about the correspondence nor an immediate response to the February 1 Correspondence was warranted. Citi then reported the February 1 Proposal to the Special Committee, including the prior conversations with ABP regarding such proposal, noting that ABP had agreed to the removal of the Company termination fee in exchange for reimbursement of ABP’s expenses, but that, as stated by Mr. Portnoy, his “best and final” per share price proposal was $1.20 in cash. Citi then updated the Special Committee regarding the progress of Citi’s financial evaluation of the proposed transaction with ABP, noting that the Company’s management had notified Citi that the preliminary actual outstanding share count and cash balance as of December 31, 2022 had decreased and increased, respectively, relative to estimates thereof previously conveyed to Citi in December 2022, which would increase the equity value attributable to each outstanding share of Common Stock, but which would not impact the overall implied enterprise value of the Company. Following discussion, the Special Committee directed Citi to explain the changes to Mr. Portnoy and to propose an adjustment to the price per share ABP would pay. A representative of Ropes & Gray noted that the definitive transaction documents for a transaction with ABP were otherwise substantially complete. The Special Committee discussed the updates and determined to reconvene that evening.
Later that afternoon, as directed by the Special Committee, Citi discussed the updated share count and cash amount with ABP, following which ABP agreed to adjust the per share price to $1.31.
On the evening of February 2, 2023, the Special Committee reconvened a meeting by videoconference, with representatives of Ropes & Gray, Saul Ewing and Citi in attendance. A representative of Ropes & Gray reviewed for the Special Committee the key terms of the Merger Agreement, noting, among other things, the structure, closing conditions, the circumstances in which the Board could change its recommendation in favor of a transaction with ABP and terminate the Merger Agreement to accept an unsolicited superior proposal and the consequence of such termination, including a reimbursement of ABP’s expenses of up to $750,000. The representative of Ropes & Gray also noted that, following negotiation between ABP and DHC, DHC had granted its consent to ABP’s acquisition of the shares of Common Stock that it did not already own and agreed to tender its shares of the Company into the Offer. A representative of Saul Ewing next provided an overview of the duties of directors under Maryland law in connection with a sale of the Company. Citi then reviewed its financial analysis of the $1.31 per Share cash consideration with the Special Committee and rendered an oral opinion, confirmed by delivery of a written opinion dated February 2, 2023, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the $1.31 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by the holders of Shares (other than ABP, Purchaser, the DHC Parties and their respective affiliates) was fair, from a financial point of view, to such holders. For the reasons discussed at the meeting on February 1, 2023, the Special Committee determined that it would not be in the best interests of the Company and its stockholders to pursue the Party B Proposal and to recommend that the Board send Party B a response letter, a draft of which was provided to the Special Committee prior to the meeting, shortly following public announcement of the proposed transaction. Following the presentations, the Special Committee discussed the proposed transaction with ABP, including the potential merits and considerations for and against proceeding with it. For additional information, see the section entitled “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger”. After discussion, the Special Committee unanimously determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of, the Company and its stockholders (other than ABP and its affiliates), declared the Merger advisable and recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Merger and the other Transactions, including the Offer.
Following the Special Committee meeting, Mr. Portnoy and Ms. Clark joined the meeting. Representatives of Ropes & Gray and Saul Ewing provided the Board with presentations similar to what they gave the Special Committee and Citi provided an overview on a non-reliance basis to the Board of its financial analysis of the $1.31 per share cash consideration for informational purposes. For additional information, see the section entitled “Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger”. Following discussion, the Board (other than Mr. Portnoy, who abstained from voting), based on the recommendation of the Special Committee, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of, the Company and its stockholders (other than ABP and its affiliates), declared the Merger advisable, approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Merger and the other Transactions, including the Offer, and resolved to recommend that the stockholders of the Company (other than ABP and its affiliates) accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Following such meetings, on February 2, 2023, the Company, ABP and Purchaser executed and delivered the Merger Agreement.
On the morning of February 3, 2023, prior to the opening of trading of shares of the Company’s Common Stock on Nasdaq, the Company issued a press release announcing the execution of the Merger Agreement. The Board also sent a response letter to Party B stating that the Board did not intend to pursue a transaction with Party B.
On February 17, 2023, Purchaser commenced the Offer and the Company filed this Schedule 14D-9.
Reasons for the Recommendation of the Special Committee and the Board; Fairness of the Offer and the Merger
Each of the Special Committee and the Board believes that, based on its consideration of the factors relating to the substantive and procedural fairness, the Offer and the Merger are fair to, and in the best interests of, the Company’s stockholders (other than ABP and its affiliates).

Special Committee
The Special Committee unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of, the Company and its stockholders (other than ABP and its affiliates), (ii) declared the Merger advisable and (iii) recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Merger and the other Transactions, including the Offer.
In determining the fairness of the Offer and the Merger, the Special Committee considered a number of reasons, including the following non-exhaustive list of favorable material reasons (not listed in any relative order of importance) that it believes supports its unanimous determination and recommendation:
Price.   The all-cash Offer, at $1.31 per Share of Company Common Stock, provides certainty, immediate value and liquidity to the Company’s stockholders;
Premium.   The price of $1.31 per Share to be received by the Company’s stockholders in the Offer represents an 85% premium to the average trading price of Company Common Stock of the 30 trading days prior to the date of the Merger Agreement;
Successful Negotiation.   The Special Committee negotiated an increase in the transaction consideration to $1.31 per Share in cash from ABP’s initial proposal of $0.95 per Share, which the Special Committee believed, after such negotiations with ABP and its representatives, was the highest price per Share that ABP was willing to pay as of the execution of the Merger Agreement;
Opinion of Financial Advisor.   The financial presentation and opinion dated February 2, 2023, of Citi to the Special Committee as to the fairness, from a financial point of view and as of the date of the opinion, of the $1.31 per Share cash consideration to be received in the Offer and the Merger, taken together as an integrated transaction, by the holders of Shares (other than ABP, Purchaser, the DHC Parties and their respective affiliates), which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi as more fully described below under the heading “— Opinion of Financial Advisor to the Special Committee”;
Taxable Transactions.   The fact that the consideration in the Offer and Merger consists of cash and will therefore be taxable to the Company’s stockholders who are subject to taxation for U.S. federal income tax purposes, so certain stockholders may be able to recognize capital losses;
High Likelihood of Closing.   The likelihood that the Offer and the Merger would be completed, based on, among other things, (i) ABP’s financial ability to complete an acquisition transaction of this size, (ii) the limited number and nature of the conditions to the completion of the Offer and the Merger, including the fact that there is no financing condition and no antitrust clearance condition, (iii) the tender support and consent agreement provided by DHC, which holds approximately 31.9% of the outstanding Shares, and (iv) the Company’s ability, pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by ABP and to specifically enforce the terms of the Merger Agreement;
Fast Time to Close.   The anticipated timing of the consummation of the Transactions, and the structure of the transaction as a cash tender offer for all outstanding Shares and a merger effected pursuant to Section 3-106.1 of the MGCL, which allows for the potential for closing in a relatively short timeframe;
Execution Risks of Remaining Independent.   The risks associated with executing on the Company’s strategic plan and achieving management’s financial projections in part, when compared with other strategic alternatives available to the Company, taking into account the Company’s stand-alone business plan and long-term prospects, including the potential impact of macroeconomic, geopolitical, market, competitive and other conditions, including trends and developments in and prospects for, affecting the healthcare industry and the senior housing operator sector thereof on the Company; the implications of the global COVID-19 pandemic; and existing and future agreements involving key employees, suppliers, service providers and other commercial relationships of the Company;
Future Financing Needs of the Company.   The Company’s substantial financing needs arising from the operation and management of the Company’s business with respect to which the Company is reliant upon any or all of (i) finding and negotiating successful partnership arrangements that would provide the required financing to the Company and/or (ii) raising financing, all of which come with substantial uncertainty of success, and the fact that additional financing could have a highly dilutive effect on the Company’s existing stockholders, might only be available on unfavorable terms, or might not be available at all;
Potentially Limited Period of Opportunity.   The fact that if the Company does not accept the ABP offer now (as provided for in the Merger Agreement), it may not have another opportunity to do so or a comparable opportunity;
Risk of Pending Nasdaq Delisting.   The fact that the Offer provides the Company’s security holders with an opportunity to receive liquidity for their Shares at a significant premium, notwithstanding the Company’s small public float, limited trading volume and Nasdaq’s potential delisting of the Company’s Shares as disclosed by the Company on November 10, 2022.
Opportunity to Accept a Superior Offer.   The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited proposals, and that the provisions of the Merger Agreement permit the Board in certain circumstances to terminate the Merger Agreement in order to enter into a definitive agreement with respect to an unsolicited superior proposal without obligating the Company to pay ABP a termination fee;
Procedural Safeguards.   The following procedural safeguards to ensure the fairness of the Transactions and to permit the Special Committee to represent the interests of the Company’s stockholders other than ABP and its affiliates:
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the Special Committee consists solely of directors of the Company who are independent directors who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger, and the Special Committee was advised by and directed the review, evaluation and negotiation of the Offer and the Merger with independent legal and financial advisors;

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the members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers’ liability insurance coverage; and

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the resolutions of the Board ratifying and confirming the Special Committee’s authority to perform its duties in accordance with the Special Committee’s ability to engage advisors and decline to approve a transaction with ABP, including without limitation evaluating and/or negotiating (including directing and supervising negotiations conducted by the Special Committee’s advisors and members of the Company’s management, as the Special Committee deemed appropriate) the terms of any transaction with ABP.

In the course of its deliberations, the Special Committee also considered, among other things, the following non-exhaustive list of negative reasons (not in any relative order of importance):
Forfeit Long-Term Opportunity.   The fact that the Company will no longer exist as a public company and the Company’s public stockholders will forgo any future increase in the Company’s value that might result from its earnings or possible growth as a stand-alone company as well as any opportunity to recover from the derivative lawsuit currently pending against ABP and certain of the Company’s directors;
ABP’s Conditions to Closing.   The conditions to ABP’s obligation to complete the Transactions and the right of ABP to terminate the Merger Agreement under certain circumstances, without the payment of any damages or termination fee to the Company;
Process Limitations.   The limitations on the process the Special Committee was able to use to confirm that ABP’s offer was fair, given the limitation that the Merger Agreement would preclude the Company from actively soliciting competing acquisition proposals;
Risk that the Merger Agreement Terminates.   The risk that the Offer and the Merger may not be completed in a timely manner or at all;
Risk of Business Disruption During the Pendency of the Deal.   The risks that the announcement and pendency of the Offer and the Merger or the failure to complete such transactions may cause harm to relationships with the Company’s employees, customers, vendors and other business providers (or be a factor in the consideration of employees, customers, vendors and other business providers to maintain their relationships with the Company) and may divert management and employee attention away from the day-to-day operation of the Company’s business;
Restrictions on the Operation of the Company’s Business During the Pendency of the Deal.   The restrictions imposed under the Merger Agreement on the conduct of the Company’s business prior to the completion of the Merger, which, subject to specific exceptions, could delay or prevent the Company from pursuing business opportunities that may arise or certain other actions it would otherwise take with respect to its operations absent the pending completion of the Offer and the Merger;
Cash Consideration is Taxable.   The fact that the consideration in the Offer and the Merger consists of cash and will therefore be taxable to the Company’s stockholders who are subject to taxation for U.S. federal income tax purposes and certain stockholders may recognize capital gains;
Transaction Expenses.   The substantial transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on the Company’s cash reserves and operating results should the Offer and the Merger not be completed;
Risk of Litigation.   The risk of litigation; and
Existence of Conflicting Interests.   The interests that certain of the Company’s directors and executive officers may have with respect to the Transactions, in addition to their interests as stockholders of the Company generally.
The preceding discussion of the information and reasons considered by the Special Committee is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Special Committee did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Special Committee, but rather the Special Committee conducted an overall analysis of the reasons described above, including discussions with and questioning of the Company’s management as well as legal counsel and the Special Committee’s financial advisor.
Board of Directors
The Board believes that the Offer and the Merger are advisable, fair to, and in the best interests of the Company’s stockholders (other than ABP and its affiliates). The Board (other than Mr. Portnoy, who abstained from voting), based on the recommendation of the Special Committee, (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of, the Company and its stockholders (other than ABP and its affiliates), (2) declared the Merger advisable, (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (4) subject to the conditions set forth in the Merger Agreement, resolved to recommend that the stockholders of the Company (other than ABP and its affiliates) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (5) resolved to include the prior approvals and recommendation, as well as the resolutions of the Special Committee, in the Solicitation/Recommendation Statement on Schedule 14D-9 and (6) granted exceptions to the ownership limitations set forth in ALR’s charter and the transfer restrictions set forth in ALR’s bylaws to ABP Purchaser and certain related persons, in each case, with respect to the Offer and the Merger.
The Board adopted the analyses and determinations of the Special Committee in its evaluation of the fairness of the Offer and the Merger. In determining the reasonableness of the Special Committee’s analysis and the fairness of the Offer and the Merger to the Company’s stockholders (other than ABP and its affiliates), the Board considered and relied upon the following reasons, among others:
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Unanimous Determination of the Special Committee.   The Special Committee (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and in the best interest of, the Company and its stockholders (other than ABP and its affiliates), (ii) declared the Merger advisable and (iii) recommended to the Board the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Merger and the other Transactions, including the Offer;
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The Independence of the Special Committee:   The Special Committee consists solely of directors of the Company who are independent directors who are not officers or employees of the Company, and who do not otherwise have a conflict of interest or lack independence with respect to the Offer and the Merger; and

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Absence of Material Conflicts on the Special Committee:   The members of the Special Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except for indemnification and continuing directors and officers’ liability insurance coverage;

The preceding discussion of the information and reasons considered by the Board is not, and is not intended to be, exhaustive. In light of the variety of reasons considered in connection with its evaluation of the transactions and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular reason, or any aspect of any particular reason, was favorable or unfavorable to the ultimate determination of the Board, but rather the Board conducted an overall analysis of the reasons described above, including discussions with and questioning of the Company’s management as well as legal counsel and the Special Committee’s financial advisor.
The Special Committee and the Board did not appraise the assets of the Company to determine the liquidation value for the stockholders (other than ABP and its affiliates) both because it considered the Company to be a viable going concern and in view of the fact that ABP desires for the Company to continue to conduct its business. Further, the Special Committee and the Board did not consider net book value, which is an accounting concept, for purposes of determining the fairness of the Offer Price to the Company’s stockholders (other than ABP and its affiliates), because net book value does not take into account the prospects of the Company or trends or business risks inherent in its industry. The Special Committee and the Board did not separately consider the Company’s going concern value as it believes that the Company’s financial forecasts were representative of the Company’s going concern prospects if it continued to operate its business as a stand-alone business. Other than proposals made by Party A and Party B and described under the heading “Background of the Offer and Merger”, the Company is not aware of any firm offers made by any persons not affiliated with the Company during the past two years with respect to (a) the merger or consolidation of the Company with or into another company, or vice versa, (b) the sale or other transfer of all or any substantial part of the assets of the Company or (c) a purchase of the Company’s securities that would enable the holder to exercise control of the Company.
ABP did not propose any alternative structures for the proposed transaction, and the Offer and second-step merger structure provides for an efficient process for completing the transaction in a timely manner if the conditions to closing are satisfied. As such, the Special Committee did not consider any alternative means to accomplish the proposed transaction.
Opinion of Financial Advisor to the Special Committee.
The Company has engaged Citi as the Special Committee’s financial advisor in connection with the proposed Transactions. In connection with Citi’s engagement, the Special Committee requested that Citi evaluate the fairness, from a financial point of view, of the $1.31 per Share cash consideration to be received in the Transactions by the holders of Shares (other than ABP, Purchaser, the DHC Parties and their respective affiliates). On February 2, 2023, at a meeting of the Special Committee held to evaluate the proposed Transactions, Citi rendered an oral opinion, confirmed by delivery of a written opinion dated February 2, 2023, to the Special Committee to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, the $1.31 per Share cash consideration to be received in the Transactions by the holders of Shares (other than ABP, Purchaser, the DHC Parties and their respective affiliates) was fair, from a financial point of view, to such holders. For purposes of Citi’s financial analyses and opinion, the term “Transactions” refers to the Offer and the Merger taken together as an integrated transaction.
The full text of Citi’s written opinion, dated February 2, 2023, which describes the assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Citi, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. The description of Citi’s opinion set forth below is qualified in its entirety by reference to the full text of Citi’s opinion. Citi’s opinion was provided for the information of the Special Committee, in its capacity as such, in connection with its evaluation of the $1.31 per Share cash consideration from a financial point of view and did not address any other terms, aspects or implications of the Transactions. Citi expressed no view as to, and its opinion did not address, the underlying business decision of the Company to effect or enter into the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction which the Company might engage in or consider. Citi’s opinion is not intended to be and does not constitute a recommendation as to whether any securityholder should tender Shares in the Offer or how the Special Committee or the Board or any securityholder should act on any matters relating to the proposed Transactions or otherwise.
In arriving at its opinion, Citi:
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reviewed an execution version, provided to Citi on February 2, 2023, of the Merger Agreement;

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held discussions with certain senior officers, directors and other representatives of the Company concerning the business, operations and prospects of the Company;

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reviewed certain publicly available and other business and financial information relating to the Company provided to or discussed with Citi by the management of the Company, including certain financial forecasts and other information and data relating to the Company provided to or discussed with Citi by the management of the Company;

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reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things, current and historical market prices of Shares, the financial condition and certain historical and projected financial and operating data of the Company, and the capitalization of the Company;

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analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations Citi considered relevant in evaluating those of the Company;

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analyzed, to the extent publicly available, the financial terms of certain other transactions which Citi considered relevant in evaluating the Transactions; and

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conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the management and other representatives of the Company that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data that Citi was directed to utilize in its analyses, Citi was advised by the management of the Company and Citi assumed, with the Company’s consent, that such financial forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to, and were a reasonable basis upon which to evaluate, the future financial performance of the Company and the other matters covered thereby. Citi expressed no view or opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data were based) provided to or otherwise reviewed by or discussed with Citi.
Citi relied, at the Company’s direction, upon the assessments of the management of the Company as to, among other things, (i) the potential impact on the Company of macroeconomic, geopolitical, market, seasonal, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the healthcare industry and the senior housing operator sector thereof and related credit and financial markets, (ii) implications for the Company of the global COVID-19 pandemic, and (iii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, suppliers, service providers and other commercial relationships of the Company. Citi assumed, with the Company’s consent, that there would be no developments with respect to any such matters that would have an adverse effect on the Company or the Transactions or that otherwise would be meaningful in any respect to Citi’s analyses or opinion.
Citi did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of the Company or any other entity and Citi did not make any physical inspection of the properties or assets of the Company or any other entity. Citi did not evaluate the solvency or fair value of the Company or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Citi expressed no view or opinion as to any pending or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on the Company or any other entity or the Transactions. Citi assumed, with the Company’s consent, that the Transactions would be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transactions or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, would be imposed or occur that would have an adverse effect on the Company or the Transactions or that otherwise would be meaningful in any respect to Citi’s analyses or opinion. Representatives of the Company advised Citi, and Citi also assumed, that the final terms of the Merger Agreement would not vary materially from those set forth in the execution version reviewed by Citi. Citi did not express any view or opinion as to the prices at which Shares or any other securities would trade or otherwise be transferable at any time, including following the announcement or consummation of the Transactions. Citi did not express any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transactions or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting the Company or the Transactions, and Citi relied, with the Company’s consent, upon the assessments of representatives of the Company as to such matters.
Citi’s opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the $1.31 per Share cash consideration (to the extent expressly specified therein), without regard to individual circumstances of specific holders of Shares (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of the Company held by such holders, and Citi’s opinion did not in any way address proportionate allocation or relative fairness. Citi’s opinion did not address any other terms, aspects or implications of the Transactions, including, without limitation, the form or structure of the Transactions, any consent and related tender and reinvestment arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transactions or otherwise. In connection with Citi’s engagement, Citi was not requested to, and Citi did not, undertake a third-party solicitation process on behalf of the Company. Citi expressed no view as to, and Citi’s opinion did not address, the underlying business decision of the Company to effect or enter into the Transactions, the relative merits of the Transactions as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction which the Company might engage in or consider. Citi also expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the $1.31 per Share cash consideration or otherwise. Citi’s opinion was necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. Although subsequent developments may affect its opinion, Citi has no obligation to update, revise or reaffirm its opinion. As the Special Committee was aware, the credit, financial and stock markets, the industry in which the Company operates and the securities of the Company have experienced and may continue to experience volatility and disruptions, and Citi expressed no view or opinion as to any potential effects of such volatility or disruptions on the Company or the Transactions. The issuance of Citi’s opinion was authorized by Citi’s fairness opinion committee.
In preparing its opinion, Citi performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of Citi’s opinion or the analyses underlying, and factors considered in connection with, Citi’s opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Citi arrived at its ultimate opinion based on the results of all analyses and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Citi believes that the analyses must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and its opinion.
In its analyses, Citi considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. No company, business or transaction reviewed is identical or directly comparable to the Company or the Transactions and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed or the results from any particular analysis.
The estimates contained in Citi’s analyses and the ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Citi’s analyses are inherently subject to substantial uncertainty.
Citi was not requested to, and it did not, recommend or determine the specific consideration payable in the Transactions. The type and amount of consideration payable in the Transactions were determined through negotiations between the Company and ABP and the decision to enter into the Merger Agreement was solely that of the Board, acting upon the recommendation of the Special Committee. Citi’s opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Offer and should not be viewed as determinative of the views of the Special Committee, the Board or management of the Company with respect to the Transactions or the consideration payable in the Transactions.
The summary of the financial analyses described below under the heading “— February 2, 2023 Financial Presentation to the Special Committee” is a summary of the material financial analyses reviewed with the Special Committee and performed by Citi in connection with Citi’s opinion, dated February 2, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Citi, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Citi. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary as the tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the financial analyses, could create a misleading or incomplete view of such financial analyses. Future results may be different from those described and such differences may be material. For purposes of the financial analyses described below, the term “EBITDA” refers to earnings before interest, taxes, depreciation and amortization before stock-based compensation expense and other one-time expenses, including restructuring expenses and other non-recurring items.

February 2, 2023 Financial Presentation to the Special Committee
Financial Analyses
The financial presentation provided to the Special Committee in connection with Citi’s opinion, dated February 2, 2023, to the Special Committee (the “February 2, 2023 Financial Presentation”) included the following material financial analyses:
Selected Precedent Transactions Analysis.   Using publicly available information, Citi reviewed financial data relating to the following 13 selected transactions that Citi viewed as generally relevant for purposes of analysis as transactions involving target companies focused on operating senior housing and other healthcare-related facilities (collectively, the “Selected Transactions”):
Announcement Date	Acquiror	Target
November 2022	• Cogir Management USA Inc.	• Cadence Living LLC
November 2022	• U.S. Physical Therapy, Inc.	• 14-Clinic Physical Therapy Practice
October 2022	• Lee Equity Partners, LLC / Coastwood Senior Housing Partners, LLC	• Discovery Senior Living, LLC
October 2021	• Conversant Capital LLC	• Sonida Senior Living, Inc.
June 2021	• Atria Senior Living, Inc.	• Holiday Retirement (management services business)
July 2018	• RegionalCare Hospital Partners Holdings, Inc.	• LifePoint Health, Inc.
June 2018	• KKR & Co. L.P.	• Envision Healthcare Corporation
April 2018	• ProMedica Health System Inc. / Welltower Inc.	• HCR ManorCare Inc.
December 2017	• Humana Inc. / TPG Inc. / Welsh, Carson, Anderson & Stowe	• Kindred Healthcare, Inc.
February 2015	• Kindred Healthcare, Inc.	• Gentiva Health Services, Inc.
August 2014	• Genesis Healthcare, LLC	• Skilled Healthcare Group, Inc.
July 2014	• Brookdale Senior Living Inc.	• Emeritus Corporation
September 2013	• Gentiva Health Services, Inc.	• Harden Healthcare Holdings, Inc.
Citi reviewed, among other information and to the extent publicly available, transaction values of the Selected Transactions, calculated as enterprise values implied for the target companies or businesses involved in the Selected Transactions based on the consideration paid or payable in the Selected Transactions, as multiples of the next 12 months estimated EBITDA of the target companies or businesses as of the applicable announcement dates of such transactions. Financial data for the Selected Transactions were based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information. Financial data for the Company was based on financial forecasts and other information and data relating to the Company prepared by the management of the Company, public filings and other publicly available information.
The overall low to high next 12 months estimated EBITDA multiples observed for the Selected Transactions was 10.1x to 10.3x (with a mean and median of 10.2x). Citi then applied a selected range of next 12 months estimated EBITDA multiples derived from the Selected Transactions of 9.2x to 11.2x to the next 12 months (as of December 31, 2022) estimated EBITDA of the Company.
This analysis indicated the following approximate implied per Share equity value reference range for the Company, as compared to the per Share cash consideration:
Implied Equity Value Per Share Reference Range	Per Share Cash Consideration
$1.00 – $1.39	$1.31

Discounted Cash Flow Analysis.   Citi performed a discounted cash flow analysis of the Company by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that the Company was forecasted to generate during the fiscal year ending December 31, 2023 through the fiscal year ending December 31, 2027 based on financial forecasts and other information and data relating to the Company prepared by the management of the Company. For purposes of this analysis, stock-based compensation was treated as a cash expense. Citi calculated implied terminal values for the Company by applying to the Company’s unlevered, after-tax free cash flows a selected range of perpetuity growth rates of 1.0% to 3.0%. The present values (as of December 31, 2022) of the cash flows and terminal values were then calculated using a selected range of discount rates of 17.7% to 19.8%. This analysis indicated the following approximate implied per Share equity value reference ranges for the Company both before and after taking into account potential net operating loss carryforwards of the Company per the management of the Company, as compared to the per Share cash consideration:
Implied Per Share Equity Value Reference Range:		Per Share Cash Consideration
Before Potential Net Operating Loss Carryforwards	After Potential Net Operating Loss Carryforwards
$1.00 – $1.54	$1.19 – $1.78	$1.31
Certain Additional Information
Citi also observed certain additional information that was not considered part of its financial analyses with respect to its opinion but was noted for informational purposes, including the following:
•
enterprise values, calculated as implied equity values based on closing stock prices on February 2, 2023 plus total debt, preferred equity and non-controlling interests (as applicable) and less cash and cash equivalents, as multiples of calendar year 2023 estimated EBITDA for four selected companies (Brookdale Senior Living Inc., Sonida Senior Living, Inc., The Ensign Group, Inc. and The Pennant Group, Inc.) that Citi viewed as generally relevant for purposes of analysis as publicly traded companies focused on operating senior housing and other healthcare-related facilities (collectively, the “Selected Companies”) based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information, which indicated overall low to high calendar year 2023 estimated EBITDA multiples observed for the Selected Companies of 10.9x to 15.0x (with a mean of 12.6x and a median of 11.9x); applying a selected range of calendar year 2023 estimated EBITDA multiples derived from the Selected Companies of 10.9x to 15.0x to corresponding data of the Company based on financial forecasts and other information and data relating to the Company prepared by the management of the Company indicated an approximate implied per Share equity value reference range for the Company of $1.34 to $2.11;

•
implied premiums paid or proposed to be paid in 30 selected mergers and acquisition transactions announced from January 1, 2000 to August 5, 2022 involving U.S. publicly traded target companies in which the acquiror held at least a majority of the outstanding interests in the target company involved in the applicable transaction (collectively, the “Selected 13E-3 Transactions”) based on publicly available Wall Street research analysts’ estimates, public filings and other publicly available information, which indicated overall low to high implied premiums paid or proposed to be paid in the Selected 13E-3 Transactions of (21)% to 390% (with mean, median, 25th percentile and 75th percentile implied premiums of 38%, 15%, 8.2% and 43.9%, respectively); applying a selected range of implied premiums of 8.2% to 43.9% to the closing price of Shares on February 2, 2023 of $0.81 per Share indicated an approximate implied per Share equity value reference range for the Company of $0.88 to $1.17; and

•
closing prices of Shares during the 12-month, six-month and three-month periods ended February 2, 2023, which indicated low to high closing prices of Shares of $0.55 per Share to $2.96 per Share, $0.55 per Share to $1.71 per Share and $0.55 per Share to $0.95 per Share over such periods, respectively.

Discussion Materials for the Special Committee
In addition to the February 2, 2023 Financial Presentation to the Special Committee summarized above, Citi also provided discussion materials for the Special Committee on January 6, 2023 (the “January 6,

2023 Discussion Materials”). The January 6, 2023 Discussion Materials were based on market data as of January 4, 2023, unless an earlier date was specified and were based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and Wall Street research analysts’ estimates, public filings and other publicly available information as of a date proximate to, the date of such materials, and on certain financial forecasts, estimates and other information provided by the management of the Company on or prior to January 6, 2023. Accordingly, the results of the preliminary financial observations and other information included in such materials may have differed from the February 2, 2023 Financial Presentation as a result of, among other things, changes in such financial, economic, monetary, market and other conditions and circumstances and information and continued refinements by Citi of such preliminary financial observations and other information. The January 6, 2023 discussion materials did not constitute an opinion of, or a recommendation by, Citi with respect to any transaction or otherwise.
The January 6, 2023 Discussion Materials, among other things, provided an overview of, and certain publicly available financial information regarding, the Company and ABP’s acquisition proposal received by the Company on December 22, 2022 and through subsequent discussions with representatives of ABP, certain healthcare operators and restructuring transactions involving certain healthcare operators. The January 6, 2023 Discussion Materials also included a preliminary illustrative discounted cash flow analysis of the Company consistent with the methodology described above under the heading “— February 2, 2023 Financial Presentation to the Special Committee — Financial Analyses — Discounted Cash Flow Analysis” but utilizing a selected range of discount rates of 17.6% to 19.5%, which indicated an approximate implied per Share equity value reference range for the Company of $0.93 to $1.47 before taking into account potential net operating loss carryforwards of the Company.
Miscellaneous
The Company has agreed to pay Citi for its services in connection with the proposed Transactions an aggregate fee of $3 million, of which $2 million is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse Citi for reasonable expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against certain liabilities, including liabilities under federal securities laws, arising from Citi’s engagement.
As the Special Committee was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to the Company and/or certain of its affiliates unrelated to the proposed Transactions, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as joint lead arranger, joint bookrunning manager, administrative agent and collateral agent for, and as a lender under, a credit facility of the Company, for which services described in the immediately preceding clause Citi and its affiliates received during such approximately two-year period aggregate fees of approximately $0.1 million from the Company. As the Special Committee also was aware, Citi and its affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to RMR Inc. and/or certain of its affiliates or entities, including DHC, managed or that were managed by or that receive or received business management services from RMR Inc. and/or certain of its affiliates, including through RMR, for which services Citi and its affiliates have received and expect to receive compensation, including, during the approximately two-year period prior to the date of Citi’s opinion, having acted or acting as (i) financial advisor to certain entities managed or that were managed by or that receive or received business management services from RMR Inc. and/or its affiliates in connection with certain mergers and acquisitions transactions, (ii) joint bookrunning manager for debt offerings of certain entities managed or that were managed by or that receive or received business management services from RMR Inc. and/or its affiliates, including DHC, (iii) joint lead arranger, joint bookrunning manager, syndication agent and/or documentation agent for, and as a lender under, credit or securitization facilities of certain entities managed or that were managed by or that receive or received business management services from RMR Inc. and/or its affiliates, including DHC, and (iv) buyer and lender under a master repurchase agreement regarding certain mortgage loans and other assets of an entity managed by an affiliate of RMR Inc., for which services described in the immediately preceding clauses (i) through (iv) Citi and its affiliates received during such approximately two-year period aggregate fees of approximately $70 million from RMR Inc. and/or certain of its affiliates or entities managed or that were managed by or that receive or received business management services from RMR Inc. and/or certain of its affiliates. Although Citi and its affiliates have not provided investment banking, commercial banking or other similar financial services during the two-year period prior to the date of Citi’s opinion to ABP Trust for which services Citi or its affiliates have received or expect to receive compensation, Citi and its affiliates may provide such services to ABP Trust and/or certain of its affiliates in the future, for which services Citi and its affiliates would expect to receive compensation. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of the Company, ABP Trust, RMR Inc., DHC and/or their respective affiliates or entities managed by or that receive business management services from RMR Inc. and/or its affiliates for Citi’s own account or for the account of Citi’s customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, ABP Trust, RMR Inc., DHC and/or their respective affiliates or entities managed by or that receive business management services from RMR Inc. and/or its affiliate and/or their respective affiliates.
The Special Committee selected Citi to act as its financial advisor in connection with the proposed Transactions based on Citi’s reputation, experience and familiarity with the Company and its business. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.
Certain Prospective Financial Information.
Financial Projections
The Company does not as a matter of course publicly disclose long-term forecasts or internal projections due to, among other reasons, the unpredictability of the underlying assumptions and estimates and the inherent difficulty of accurately predicting financial performance for future periods.
December 2022 Forecast
During a regularly scheduled meeting of the Board on December 13, 2022, the Company’s management provided the Board with a forecast for the three-year period ended December 31, 2024. This forecast was the basis for the December 2022 Forecast, which was subsequently provided to Citi.
The December 2022 Forecast reflected certain assumptions, including the following: (1) average occupancy for the Company’s owned senior living community portfolio would increase 780 to 60 basis points annually during 2023 through 2027 and average occupancy for the Company’s managed senior living community portfolio would increase between 600 to 50 basis points annually during 2023 through 2027, (2) revenue per occupied room would increase between 11% to 3% annually at the Company’s owned and managed senior living community portfolios during 2023 through 2027, (3) non-reimbursable general and administrative expenses as a percentage of management and operating revenues would decline from approximately 33% of revenues in fiscal 2022 to 20% of revenues by 2027 and (4) acquisition and disposition of property and equipment, net would be $16.4 million in 2023, $8.4 million in 2024 and $6.0 million annually thereafter.

The December 2022 Forecast is summarized below:
	December 2022 Forecast ($ in millions)
	2023	2024	2025	2026	2027
Total Revenue (Excl. Reimbursements)(1)	$184.2	$206.9	$222.3	$230.7	$237.2
Cash Expenses (Excl. Reimbursements)(2)	$(196.4)	$(206.1)	$(216.2)	$(223.0)	$(229.0)
EBITDA(3)	$4.3	$18.0	$23.6	$25.6	$26.5
EBIT(4)	$(10.7)	$2.5	$8.0	$8.9	$8.6
Net Operating Profit after Tax	$(10.7)	$1.9	$6.0	$6.6	$6.4
Depreciation and amortization	$15.0	$15.5	$15.5	$16.7	$17.9
Acquisition and Disposition of Property and Equipment, net	$(16.4)	$(8.4)	$(6.0)	$(6.0)	$(6.0)
Change in Net Working Capital	$(1.0)	$(2.1)	$(0.6)	$(0.3)	$(0.1)
Unlevered Free Cash Flow(5)	$(13.0)	$6.8	$14.9	$17.0	$18.1

(1)
Total revenues are comprised of lifestyle services revenue, residential revenue, residential management fee revenue, incentive fees and other operating income. Reimbursements include reimbursed costs incurred on behalf of managed communities and other reimbursed expenses.

(2)
Cash expenses include lifestyles services expenses, residential living wages and benefits, other residential operating expenses, rent expense, general and administrative expenses and restructuring expenses. Reimbursements include reimbursed cost incurred on behalf of managed communities.

(3)
EBITDA is earnings before interest, taxes, depreciation, and amortization.

(4)
EBIT is earnings before interest and taxes.

(5)
Unlevered free cash flow was calculated by Citi based on information approved or provided by the Company’s management and reviewed and approved by the Special Committee and is defined as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, and less any acquisition costs, using an assumed tax rate of 26.0%.

Revised Forecast
In January 2022, at the request of the Special Committee, the Company’s management updated the December 2022 Forecast to reflect net operating loss utilization. The Company’s management did not otherwise update the December 2022 Forecast. The Revised Forecast was shared with the Special Committee in connection with its evaluation of the Transactions and provided to Citi for its use and reliance in connection with its financial analyses and opinion described under the heading “— Opinion of Financial Advisor to the Special Committee — February 2, 2023 Financial Presentation to the Special Committee.”
The Revised Forecast is summarized below:
	Revised Forecast ($ in millions)
	2023	2024	2025	2026	2027
Total Revenue (Excl. Reimbursements)(1)	$184.2	$206.9	$222.3	$230.7	$237.2
Cash Expenses (Excl. Reimbursements)(2)	$(196.4)	$(206.1)	$(216.2)	$(223.0)	$(229.0)
EBITDA(3)	$4.3	$18.0	$23.6	$25.6	$26.5
EBIT(4)	$(10.7)	$2.5	$8.0	$8.9	$8.6
Net Operating Profit after Tax	$(10.7)	$1.9	$6.0	$6.6	$6.4
Depreciation and amortization	$15.0	$15.5	$15.5	$16.7	$17.9

	Revised Forecast ($ in millions)
	2023	2024	2025	2026	2027
Acquisition and Disposition of Property and Equipment, net	$(16.4)	$(8.4)	$(6.0)	$(6.0)	$(6.0)
Change in Net Working Capital	$(1.0)	$(2.1)	$(0.6)	$(0.3)	$(0.1)
Unlevered Free Cash Flow(5)	$(13.0)	$6.8	$14.9	$17.0	$18.1
Profit Before Tax	$(17.0)	$(4.6)	$0.5	$1.5	$1.8
Taxable Income (Loss) Before NOL Utilization	$(7.7)	$3.9	$7.7	$8.3	$8.3
Net Operating Loss Deduction	—	$(3.1)	$(6.2)	$(6.7)	$(6.7)
Implied Tax Savings	—	$0.8	$1.6	$1.7	$1.7

(1)
Total revenues are comprised of lifestyle services revenue, residential revenue, residential management fee revenue, incentive fees and other operating income. Reimbursements include reimbursed costs incurred on behalf of managed communities and other reimbursed expenses.

(2)
Cash expenses include lifestyles services expenses, residential living wages and benefits, other residential operating expenses, rent expense, general and administrative expenses and restructuring expenses. Reimbursements include reimbursed cost incurred on behalf of managed communities.

(3)
EBITDA is earnings before interest, taxes, depreciation, and amortization.

(4)
EBIT is earnings before interest and taxes.

(5)
Unlevered free cash flow was calculated by Citi based on information approved or provided by the Company’s management and reviewed and approved by the Special Committee and is defined as earnings before interest and taxes, less taxes, plus depreciation and amortization, less the amount of any increase or plus the amount of any decrease in net working capital, and less any acquisition costs, using an assumed tax rate of 26.0%.

Additional Information Concerning the Financial Projections
The summary of the financial projections is included in this Schedule 14D-9 to provide the Company’s stockholders with access to certain financial projections that were made available to the Board and the Special Committee and the Special Committee’s financial advisor. The financial projections were generated solely for internal use and not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or U.S. generally accepted accounting principles (“GAAP”). The financial projections are forward-looking statements. All of the financial projections summarized in this section were prepared by the Company’s management.
The financial projections contain non-GAAP financial measures, including EBIT, EBITDA and Unlevered Free Cash Flow. The Company’s management included such measures in the financial projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. The Company’s management believes these non-GAAP financial measures are useful for investors, taken in conjunction with the Company’s GAAP financial statements, because they provide greater transparency and period-over-period comparability with respect to the Company’s operating performance and can enhance investors’ ability to identify operating trends in the Company’s business. The Company’s management uses these measures, among other factors, to assess and analyze operational results and trends and to make financial and operational decisions. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Due to the forward-looking nature of these financial projections, specific quantification of the amounts that would be required to reconcile such financial projections to GAAP measures are not available. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. None of EBIT, EBITDA or

Unlevered Free Cash Flow should be considered as an alternative to total revenue, operating income (or loss) or net income (or loss) as a measure of operating performance or cash flow or as a measure of liquidity.
No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the financial projections or expressed any opinion or given any other form of assurance with respect thereto, and no independent registered public accounting firm assumes any responsibility for the information contained in the financial projections. The reports of Deloitte & Touche LLP included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting for such fiscal year. Such reports do not extend to the financial projections and should not be read to do so.
The Company is summarizing the financial projections in this Schedule 14D-9 to provide stockholders access to certain non-public, unaudited prospective financial information that was prepared in the ordinary course of the Company’s business and for the Board and the Special Committee for purposes of considering and evaluating ABP’s proposal. By including the financial projections in this Schedule 14D-9, neither the Company nor any of its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any security holder regarding the information included in the financial projections or the ultimate performance of the Company, ABP, the Surviving Corporation or any of their affiliates compared to the information contained in the financial projections. The Company has made no representation to ABP or Purchaser, in the Merger Agreement or otherwise, concerning the financial projections.
The assumptions and estimates underlying the financial projections, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized as forecasted. Actual results may differ materially from those reflected in the financial projections. In addition, the financial projections will be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period.
The Company’s actual future financial results may differ materially from those expressed or implied in the financial projections due to numerous factors, including many that are beyond the Company’s ability to control or predict. While presented with numerical specificity, the financial projections necessarily are based on numerous assumptions, many of which are beyond the control of the Company and difficult to predict. Important factors that may affect actual results and result in the financial projections not being achieved include, but are not limited to, competition within residential and lifestyle services business, increases in labor costs, delays in supply chain and price inflation, the Company’s operating and debt leverage, compliance with and changes to federal, state and local laws and regulations that could affect our services, our exposure to litigation and regulatory and government proceedings, the impact of legal proceedings, the impact of economic conditions and the capital markets, the cost and effect of changes in tax and other legislation and other risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent periodic filings made by the Company with the SEC and described under the section below entitled “Cautionary Note Regarding Forward-Looking Statements”. The financial projections also reflect assumptions as to certain business decisions that are subject to change. The information set forth in the financial projections is not fact and should not be relied upon as being necessarily indicative of actual future results.
The financial projections were developed for the Company based on the Company’s continued operation as a standalone, publicly traded company without giving effect to the Offer and the Merger, and therefore the financial projections do not give effect to the Offer, the Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including potential cost reductions to be realized as a result of the Offer and the Merger, or to any costs incurred in connection with the Offer and the Merger. Furthermore, the financial projections do not take into account the effect of any failure of the Offer and the Merger to be completed and should not be viewed in that context.
The financial projections summarized in this section were prepared prior to the execution of the Merger Agreement and the Revised Forecast has not been updated to reflect any changes after the date it was prepared. The Company will not update or otherwise revise the financial projections hereafter to reflect circumstances arising after their preparation unless otherwise required by applicable laws.

In light of the foregoing factors and the uncertainties inherent in the financial projections, readers of this Schedule 14D-9 are cautioned not to place undue reliance on the financial projections.
Intent to Tender.
To the knowledge of the Company, each executive officer, director, affiliate (excluding ABP and ABP Trust) and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, there are no agreements requiring them to do so other than DHC’s obligation to tender its Shares pursuant to the DHC Consent and Amendment Agreement.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.
Information pertaining to Citi, which was engaged as the Company’s financial advisor and not to make any solicitation or recommendation in connection with the Offer or otherwise, is set forth in Item 4 under the heading “— Opinion of Financial Advisor to the Special Committee” and is incorporated by reference into this Item 5.
Item 6.   Interest in Securities of the Subject Company.
No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9.
Item 7.   Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9 or in any documents incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including in the exhibits to this Schedule 14D-9 or in any documents incorporated in this Schedule 14D-9 by reference), there are no transactions, Board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.   Additional Information.
Named Executive Officer Golden Parachute Compensation.
See Item 3 above under the heading “— Arrangements between the Company, ABP and Certain of its Affiliates — Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.
State Anti-Takeover Laws
Business Combinations
Under Subtitle 6 of Title 3 of the MGCL (the “Business Combination Act”), business combinations between a Maryland corporation and an interested stockholder or the interested stockholder’s affiliate are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. For this purpose, the term “business combinations” includes, among other things, mergers, consolidations, share exchanges or, in circumstances specified in the MGCL, certain asset transfers and certain issuances or reclassifications of equity securities. An “interested stockholder” is defined for this purpose as: (i) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation. A person is not an interested stockholder under the MGCL if the board of directors approved in advance the transaction by which the person otherwise would become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder or its affiliate with whom the business combination is to be effected, or held by an affiliate or associate of the interested stockholder.
These super majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under the MGCL, for their shares of common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of common stock.
None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. The Board has approved the Offer, the Merger and the execution, delivery and performance of the Merger Agreement and the transactions contemplated by the Merger Agreement and, pursuant to the business combination statute, the Board has, by resolutions adopted at the meeting on February 2, 2023, opted out of the applicability of business combination provisions of the statute. Purchaser will not become an “interested stockholder” as defined in the Business Combination Act, and the Business Combination Act will not apply to the Merger Agreement or the transactions contemplated by the Merger Agreement. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to the Merger.
Control Share Acquisitions
The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights with regard to those shares except to the extent approved by the affirmative vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of common stock owned by the acquirer, by officers or by employees who are directors of the corporation are not entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock owned by the acquirer or with respect to which the acquirer has the right to vote or to exercise or direct the exercise of voting power, other than solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting powers:
•
one-tenth or more but less than one-third;

•
one-third or more but less than a majority; or

•
a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. Except as otherwise specified in the statute, a “control share acquisition” means the direct or indirect acquisition of issued and outstanding control shares.

A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the holder of the shares of stock acquired or proposed to be acquired. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved for the control shares at the meeting or if the acquiring person does not deliver an “acquiring person statement” for the control shares as required by the statute, the corporation may redeem any or all of the control shares for their fair value, except for control shares for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined for this purpose without regard to the absence of voting rights for the control shares, and is to be determined as of the date of the last control share acquisition or, if a meeting of stockholders is held at which the voting rights for control shares are considered and not approved as of the date of such meeting.
If voting rights for the holder of the control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.
The control share acquisition statute does not apply (i) to shares of stock acquired in a merger or consolidation or on a share exchange if the corporation is a party to the transaction or (ii) to acquisitions approved or exempted by the charter or bylaws of the corporation. As permitted by the MGCL, the Company has provided in its bylaws that the control share provisions of the MGCL will not apply to any acquisition by any person of shares of the Company’s stock.
Other State Anti-Takeover Laws
A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp, the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Take-Over Act which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the preexisting disinterested stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in 1987, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma Control Shares Acquisition Act was unconstitutional as applied to corporations incorporated outside Oklahoma in that it would subject such corporations to inconsistent state regulations. Similarly, in 1988, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In an unreported opinion in 1988, a U.S. federal district court in Florida held in Grand Metropolitan P.L.C. v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.
The Company, directly or indirectly, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. The Board has, by resolutions adopted at a meeting of the Board on February 2, 2023, opted out of the applicability of the anti-takeover provisions of such other states to the extent that they would be applicable and to the extent that the Board may do so under such applicable laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer of the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or the Merger, or be delayed in continuing or consummating the Offer or the Merger. In such case, ABP may not be obligated to accept for payment Shares tendered in the Offer.
Appraisal Rights
Holders of Shares who do not tender their Shares in the Offer are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL in connection with the Offer.
Litigation
As of the date of this Schedule 14D-9, there are currently no legal proceedings pending relating to the Offer.
Regulatory Approvals.
Other than with respect to the New Jersey Application (as defined below), the Company is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required as a result of ABP’s or Purchaser’s acquisition or ownership of the Shares. On February 8, 2023, ALR submitted applications with the New Jersey Department of Health regarding ALR’s operations in New Jersey and the Transactions, which applications are currently pending before such regulatory body (the “New Jersey Application”).
The parties have agreed to cooperate with each other in determining whether, and promptly preparing and making, any filings, notifications or other consents are required to be made with, or obtained from, any governmental authority or administrative or regulatory agency in connection with the Transactions. There can be no assurance that any governmental authority will not challenge the acquisition of the Shares on competition or other grounds and if a challenge is made, the results cannot be predicted.
Stockholder Approval of the Merger Not Required.
Section 3-106.1 of the MGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among other things, that (i) with certain limited exceptions, the acquiring entity consummates a tender offer for any and all of the outstanding stock of the corporation to be acquired that, absent Section 3-106.1 of the MGCL, would be entitled to vote on the subject merger, (ii) following the consummation of such tender offer, the acquiring entity and its direct and indirect parents and subsidiaries own at least such percentage of the stock of the corporation to be acquired that, absent Section 3-106.1 of the MGCL, would be required to approve the merger and (iii) each outstanding share of each class or series of shares of the subject corporation that is the subject of and not irrevocably accepted for purchase or exchange in the offer is converted in the merger into, or into the right to receive, the same amount and kind of cash, property, rights, or securities paid for shares of the class or series of shares of the subject corporation irrevocably accepted for purchase or exchange in the offer. In addition, under Section 3-106.1 of the MGCL, the acquiring entity must give notice that satisfies the requirements of Section 3-106.1(e)(1) of the MGCL at least 20 business days prior to the articles of merger being filed with the SDAT to all stockholders of record of the corporation to be acquired who, except for the application of Section 3-106.1 of the MGCL, would be entitled to vote on the merger on the date that notice is given or on a record date fixed for that purpose that is not more than 10 days before the date that notice is given. If the Minimum Condition is satisfied and Purchaser accepts Shares for payment pursuant to the Offer, Purchaser will hold a sufficient number of Shares to complete the Merger without any vote of ALR’s stockholders. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser and ALR are required to effect the Merger pursuant to Section 3-106.1 of the MGCL following consummation of the Offer.

Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2021, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, each of which has been filed with the SEC.
Forward-Looking Statements.
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of ALR and members of its senior management team and can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words. Forward-looking statements include, without limitation, statements regarding the Offer and the Merger; filings and approvals relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; and the accuracy of any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of the Offer or the Merger (or the announcement thereof) on relationships with customers, vendors, other business providers and relations or governmental entities; the risk that the Merger will divert management’s attention from ALR’s ongoing business operations; changes in ALR’s business during the period between now and the Offer Acceptance Time; risks associated with litigation; and other risks and uncertainties, including those noted from time to time in documents filed with the SEC by ALR, including Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as this Schedule 14D-9. All forward-looking statements are based on information currently available to ALR, and ALR assumes no obligation to update any forward-looking statements, except as required by law.
Item 9.   Exhibits.
The following Exhibits are filed with this Schedule 14D-9:
(a)(1)(A)	Offer to Purchase (incorporated herein by reference to Exhibit (a)(1)(i) to ABP’s Schedule TO filed on February 17, 2023).
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(ii) to ABP’s Schedule TO filed on February 17, 2023).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(iii) to ABP’s Schedule TO filed on February 17, 2023).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(iv) to ABP’s Schedule TO filed on February 17, 2023).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(v) to ABP’s Schedule TO filed on February 17, 2023).
(a)(1)(F)	Form of Summary Advertisement, published in The New York Times on February 17, 2023 (incorporated herein by reference to Exhibit (a)(1)(vi) to ABP’s Schedule TO filed on February 17, 2023).
(a)(3)(A)	Schedule 13E-3 Transaction Statement filed by the Company on February 17, 2023 (incorporated by reference).
(a)(5)(A)	Press Release issued by the Company on February 3, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 3, 2023).
(a)(5)(B)	Letter from Jeffrey C. Leer, the President and Chief Executive Officer of the Company, to the Company’s Employees, dated February 3, 2023 (incorporated by reference to Exhibit 99.2 of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 3, 2023).
(a)(5)(C)	Opinion of Citigroup Global Markets Inc., dated February 2, 2023 (included as Annex B to this Schedule 14D-9).
(e)(1)	Agreement and Plan of Merger, dated as of February 2, 2023, among the Company, ABP and Purchaser (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 3, 2023).
(e)(2)	Consent, Standstill, Registrations Rights and Lock-Up Agreement, dated October 2, 2016, among the Company, ABP Trust, ABP, Barry M. Portnoy and Adam D. Portnoy (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 6, 2016).
(e)(3)	Letter Agreement, dated May 2, 2022, between the Company, The RMR Group LLC and Katherine E. Potter (incorporated by reference to the Company’s Quarterly Report on Form 10-Q dated May 3, 2022.)
(e)(4)*	AlerisLife Inc. Second Amended and Restated 2014 Equity Compensation Plan (Incorporated by reference to the Company’s Current Report on Form 8-K dated June 8, 2022.)
(e)(5)*	Form of Restricted Share Agreement (incorporated by reference to the Company’s Quarterly Report on Form 10-Q dated April 16, 2014.)
(e)(6)*	Form of Share Award Agreement (for share grants under the Company’s 2014 Equity Compensation Plan prior to December 14, 2020) (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 3, 2017.)
(e)(7)*	Form of Share Award Agreement (for share grants under the Company’s 2014 Equity Compensation Plan on and after December 14, 2020) (incorporated by reference to the Company’s Annual Report on Form 10-K dated February 25, 2021.)
(e)(8)*	Five Star Senior Living Inc. Nonqualified Deferred Compensation Plan (incorporated by reference to the Company’s Current Report on Form 8-K dated May 21, 2018.)
(e)(9)	Form of Indemnification Agreement (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 2, 2020.)
(e)(10)	Second Amended and Restated Credit Agreement, dated as of June 12, 2019, among the Company, the Guarantors party thereto, Citibank, N.A. and the other parties thereto (incorporated by reference to the Company’s Current Report on Form 8-K dated June 13, 2019.)
(e)(11)	Transaction Agreement, dated December 7, 2001, among Diversified Healthcare Trust (f/k/a Senior Housing Properties Trust), certain subsidiaries of Diversified Healthcare Trust, the Company, certain subsidiaries of the Company, FSQ, Inc., Service Properties Trust (f/k/a Hospitality Properties Trust), Equity Commonwealth (f/k/a HRPT Properties Trust) and The RMR Group LLC (f/k/a Reit Management & Research LLC) (incorporated by reference to the Company’s Current Report on Form 8-K dated December 13, 2001.)

(e)(12)	Transaction Agreement, dated as of April 1, 2019, between the Company and Diversified Healthcare Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated April 5, 2019.)
(e)(13)	Omnibus Agreement, dated as of January 1, 2020, among the Company, FVE Managers, Inc. and certain subsidiaries of Diversified Healthcare Trust (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 2, 2020.)
(e)(14)	Guaranty Agreement, dated as of January 1, 2020, by the Company for the benefit of certain subsidiaries of Diversified Healthcare Trust (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 2, 2020.)
(e)(15)	Registration Rights Agreement, dated as of August 4, 2009, between the Company and Diversified Healthcare Trust (incorporated by reference to the Company’s Quarterly Report on Form 10-Q dated August 10, 2009.)
(e)(16)	Amended and Restated Business Management and Shared Services Agreement, dated as of March 16, 2015, between the Company and The RMR Group LLC (incorporated by reference to the Company’s Annual Report on Form 10-K dated March 16, 2015.)
(e)(17)	Credit and Security Agreement, dated January 27, 2022, among certain subsidiaries of AlerisLife Inc., MidCap Funding VIII Trust, as administrative agent, the lenders from time to time party thereto (incorporated by reference to the Company’s Current Report on Form 8-K dated January 31, 2022.)
(e)(18)	Guaranty and Security Agreement, dated January 27, 2022, by AlerisLife, Inc. and Five Star Senior Rehabilitation and Wellness Services, LLC in favor of MidCap Funding VIII Trust (incorporated by reference to the Company’s Current Report on Form 8-K dated January 31, 2022.)

*
Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 17, 2023	ALERISLIFE, INC.
	By:	/s/ Jeffrey C. Leer
Name: Jeffrey C. Leer Title: President and Chief Executive Officer

ANNEX A
BUSINESS AND BACKGROUND OF THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS
Directors
Jennifer B. Clark, age 61, has served as Managing Director since 2020. Ms. Clark has been executive vice president, general counsel and secretary of RMR Inc. since shortly after its formation in 2015. Ms. Clark joined RMR in 1999 as a vice president; she became a senior vice president in 2006, an executive vice president and general counsel in 2008 and secretary in 2015. Ms. Clark also serves as an officer of ABP Trust, a director and secretary of Sonesta International Hotels Corporation and its parent, and a director, executive vice president, general counsel and secretary of Tremont Realty Capital LLC (formerly known as Tremont Realty Advisors LLC). Ms. Clark serves as the secretary of each of the companies to which RMR or its subsidiaries provide management services, including our Company. Ms. Clark served as a trustee of Diversified Healthcare Trust from 2018 to 2021. Ms. Clark also served as a trustee of RMR Mortgage Trust from 2019 to January 2021 and chief legal officer of RMR Mortgage Trust from 2002 to January 2021. Until Tremont Mortgage Trust’s merger with and into RMR Mortgage Trust, Ms. Clark served as secretary of Tremont Mortgage Trust. Ms. Clark also served as a director of RMR Advisors LLC from 2016 to 2021 when it merged with Tremont Realty Capital LLC, as its president and chief executive officer from 2019 to 2021, and prior to that as its executive vice president and general counsel from October 2017 through December 2018 and as its secretary from 2004 to 2021, and as vice president and chief legal officer from 2007 through September 2017. Prior to joining RMR, Ms. Clark was a partner at the law firm of Sullivan & Worcester LLP.
Donna D. Fraiche, age 71, has served as an Independent Director since 2010. Ms. Fraiche is a member and the founder of Fraiche Strategies, LLC since 2020. Ms. Fraiche was senior counsel in the law firm of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC and practiced law in that firm from 2004 to February 2020. Previously, Ms. Fraiche practiced law with the firm now known as Locke Lord LLP in New Orleans. Ms. Fraiche served as an independent trustee of Select Income REIT from 2012 until it merged with a wholly owned subsidiary of Office Properties Income Trust (then known as Government Properties Income Trust) in December 2018. Ms. Fraiche is past president of the Louisiana Chapter of the International Women’s Forum and is the president of The Supreme Court of Louisiana Historical Society. She also served on the American Hospital Association Leadership Development Committee and the Committee on Governance and is a past president and a fellow of the American Health Lawyer’s Association. She is a former chair of the Louisiana Health Care Commission. She is a past chair of the board of trustees of Loyola University. She serves on the investment committee of the Baton Rouge Area Foundation and on the board and the finance and compensation committees of Women’s Hospital as a past chair of the board. Ms. Fraiche also serves as Treasurer of the Louisiana Consular Corps and Honorary Consul for Japan in New Orleans.
Bruce M. Gans, M.D., age 76, has served as an Independent Director since 2001. Dr. Gans served as executive vice president and chief medical officer at the Kessler Institute for Rehabilitation from 2001 until his retirement in March 2021 and national medical director for Rehabilitation Select Medical, the parent company of the Kessler Institute, from 2003 until his retirement in March 2021. He is also a professor of physical medicine and rehabilitation at Rutgers University-New Jersey Medical School and serves as chief policy officer for the American Medical Rehabilitation Providers Association, the trade association that represents rehabilitation hospitals and units on national health policy matters, and as a senior health policy advisor at Powers Pyles Sutter & Verville, a Washington, DC-based law firm. Dr. Gans has also served as president and chief executive officer of the Rehabilitation Institute of Michigan. In Dr. Gans’s extensive academic career, he has served as professor of physical medicine and rehabilitation at a number of universities, in addition to his current position at Rutgers University-New Jersey Medical School. Dr. Gans was editor of a standard medical textbook on physical medicine and rehabilitation for its first five editions and he has written or coauthored more than forty articles in peer-reviewed publications and twenty-eight abstracts and has served on editorial boards for many medical journals, including serving as the associate editor of the American Journal of Physical Medicine and Rehabilitation. Dr. Gans has testified before the Senate Committee on Veterans’ Affairs and has been called on to serve on technical expert panels and to advise the Medicare Payment Advisory Commission, the independent congressional agency established in 1997 to advise the U.S. Congress on issues affecting the Medicare program. Dr. Gans has also served as president of the American Academy of Physical Medicine and Rehabilitation, a medical society with more than 7,500 members, and as a leader in numerous other professional organizations.
Barbara D. Gilmore, 72, has served as an Independent Director since 2004. Ms. Gilmore served as a professional law clerk at the United States Bankruptcy Court, Eastern Division of the District of Massachusetts, from 2015 until her retirement in 2018, and prior to that, at the United States Bankruptcy Court, Central Division of the District of Massachusetts, from 2001 to 2015. Ms. Gilmore was a partner of the law firm of Sullivan & Worcester LLP from 1993 to 2000, during which time she was appointed and served as trustee or examiner in various cases involving business finance matters.
Gerard M. Martin, age 88, has served as an Independent Director since 2020, and previously served as Managing Director prior to February 2020. Mr. Martin was the founder and chairman of Greenery Rehabilitation Group, Inc., a company in the business of owning and operating nursing homes and health rehabilitation facilities, which was publicly owned and first listed on the Nasdaq and then the New York Stock Exchange between 1985 and 1993. Mr. Martin is the owner and treasurer of North Atlantic Medical Services, Inc., a private company in the business of providing diagnostic cardiac, respiratory and oxygen services, equipment and products for the care of patients in their homes or medical facilities. Mr. Martin served as a director and vice president of RMR Advisors LLC, an SEC registered investment adviser, from 2002 to 2015, and a director of RMR and its predecessors from 1986 to 2015. Mr. Martin was also an interested trustee of the RMR Funds Series Trust and RMR Real Estate Income Fund (currently known as Seven Hills Realty Trust) and its predecessor funds from shortly after their formation (the earliest of which was in 2002) until 2009.
Adam D. Portnoy, age 52, has served as Managing Director since 2018 and the Chair of the Board since 2019. Mr. Portnoy has been president and chief executive officer of RMR Inc. since shortly after its formation in 2015. Mr. Portnoy has been president and chief executive officer of RMR since 2005 and was a director of RMR from 2006 until June 5, 2015 when RMR became a majority owned subsidiary of RMR Inc. and RMR Inc. became RMR’s managing member. Mr. Portnoy is the sole trustee and controlling shareholder and an officer of ABP Trust. Mr. Portnoy is a director and controlling shareholder of Sonesta International Hotels Corporation and its parent. Mr. Portnoy has been a director of Tremont Realty Capital LLC (formerly known as Tremont Realty Advisors LLC) since March 2016, and served as its president and chief executive officer from March 2016 through December 2017. Mr. Portnoy served as a director of RMR Advisors LLC from 2007 to 2021 when it merged with Tremont Realty Capital LLC, and he served as its president from 2007 to 2017 and its chief executive officer from 2015 to 2017. Mr. Portnoy served as president and chief executive officer of Seven Hills Realty Trust (then known as RMR Real Estate Income Fund) from 2007 to 2015 and as president of Office Properties Income Trust from 2009 to 2011. Mr. Portnoy was a managing trustee of Tremont Mortgage Trust from 2017 until it merged with Seven Hills Realty Trust in September 2021 and of Select Income REIT from 2011 until it merged with a wholly owned subsidiary of Office Properties Income Trust in December 2018. Prior to joining RMR in 2003, Mr. Portnoy held various positions in the finance industry and public sector, including working as an investment banker at Donaldson, Lufkin & Jenrette and working in private equity at DLJ Merchant Banking Partners and at the International Finance Corporation (a member of The World Bank Group). In addition, Mr. Portnoy previously founded and served as chief executive officer of a privately financed telecommunications company. Mr. Portnoy currently serves as the Honorary Consul General of the Republic of Bulgaria to Massachusetts and as chair of the board of directors of the Pioneer Institute, as a member of the executive committee of the board of directors of the Greater Boston Chamber of Commerce and as a member AJC New England’s Leadership Board, and previously served on the board of governors for the National Association of Real Estate Investment Trusts and the board of trustees of Occidental College.
Officers
Jeffrey C. Leer, age 43, has served as the Company’s President and Chief Executive Officer since July 2022 and previously served as the Company’s Senior Vice President, Chief Financial Officer and Treasurer from June 2019 to September 2022. Mr. Leer has served as senior vice president of RMR since June 2019. Previously, Mr. Leer served as the chief financial officer and treasurer of Office Properties Income Trust from January 2019 to May 2019 and chief financial officer and treasurer of Select Income REIT until December 2018 when it merged with a wholly owned subsidiary of Office Properties Income Trust. Mr. Leer has also held various positions with RMR since 2013. Prior to joining RMR, Mr. Leer held accounting and finance positions at several Fortune 500 companies, including having served as a reporting and compliance manager of Boston Scientific Corporation from June 2012 to February 2013, and practiced for several years in public accounting. Mr. Leer is a certified public accountant.
Heather Pereira, age 48, has served as the Company’s Senior Vice President, Chief Financial Officer and Treasurer of the Company since September 2022. Prior to joining the Company, Ms. Pereira held financial and accounting roles of increasing responsibility at Acushnet Holdings Corp. (“Acushnet”) since 2004, including Vice President and Corporate Controller from May 2017 through August 2022 and Controller between May 2014 and May 2017. Prior to Acushnet, Ms. Pereira served as Accounting Manager at Cognos Incorporated from 2002 to 2004 and was an Associate at Arthur Andersen LLP from 2002 through 2004. Ms. Pereira is a certified public accountant and holds a Master of Science in Accountancy and a Master of Business Administration from Northeastern University.
Philip Benjamson, age 56, has served as the Company’s Senior Vice President and Chief Operating Officer since October 2022. Prior to joining the Company, Mr. Benjamson served as Vice President-Senior Housing Operations at Trinity Health Senior Communities since May 2021. Prior to Trinity Health Senior Communities, Mr. Benjamson served as Chief Operating Officer at Resort Lifestyle Communities from July 2018 to May 2021 and at Blake Management Group from December 2016 to July 2018. Prior to those roles, Mr. Benjamson held several leadership roles in sales and marketing at senior living companies. Mr. Benjamson holds a Bachelor of Arts in Organizational Development from the University of California, Davis.

ANNEX B
Opinion of Citigroup Global Markets Inc.
February 2, 2023
The Special Committee
   of the Board of Directors
AlerisLife Inc.
400 Centre Street
Newton, Massachusetts 02458
The Special Committee:
You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock, par value $0.01 per share, of AlerisLife Inc. (“AlerisLife” and, such common stock, “AlerisLife Common Stock”), other than as specified below, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) proposed to be entered into among AlerisLife, ABP Acquisition LLC, a wholly owned subsidiary of ABP Trust (“Parent”), and ABP Acquisition 2 LLC, a wholly owned subsidiary of Parent (“Purchaser”). As more fully described in the Agreement, (i) Purchaser will commence a tender offer (the “Tender Offer”) to purchase all outstanding shares of AlerisLife Common Stock, other than any shares of AlerisLife Common Stock held by Parent, Purchaser and certain other persons, at a purchase price of $1.31 per share in cash (the “Consideration”) and (ii) subsequent to consummation of the Tender Offer, Purchaser will be merged with and into AlerisLife (the “Merger” and, taken together with the Tender Offer as an integrated transaction, the “Transaction”) and each outstanding share of AlerisLife Common Stock not previously tendered in the Tender Offer, other than any shares of AlerisLife Common Stock held by Parent, Purchaser and certain other persons, will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.
In arriving at our opinion, we reviewed an execution version, provided to us on February 2, 2023, of the Agreement and held discussions with certain senior officers, directors and other representatives of AlerisLife concerning the business, operations and prospects of AlerisLife. We reviewed certain publicly available and other business and financial information relating to AlerisLife provided to or discussed with us by the management of AlerisLife, including certain financial forecasts and other information and data relating to AlerisLife provided to or discussed with us by the management of AlerisLife. We also reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices of AlerisLife Common Stock; the financial condition and certain historical and projected financial and operating data of AlerisLife; and the capitalization of AlerisLife. We analyzed certain financial, stock market and other publicly available information relating to the businesses of certain other companies whose operations we considered relevant in evaluating those of AlerisLife and we also analyzed, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.
In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management and other representatives of AlerisLife that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information and data relating to AlerisLife that we have been directed to utilize in our analyses, we have been advised by the management of AlerisLife and we have assumed, with your consent, that such financial forecasts and other information and data have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of AlerisLife as to, and are a reasonable basis upon which to evaluate, the future financial performance of AlerisLife and the other matters covered thereby. We express no view or

The Special Committee
  of the Board of Directors
AlerisLife Inc.
February 2, 2023

opinion as to any financial forecasts and other information or data (or underlying assumptions on which any such financial forecasts and other information or data are based) provided to or otherwise reviewed by or discussed with us.
We have relied, at your direction, upon the assessments of the management of AlerisLife as to, among other things, (i) the potential impact on AlerisLife of macroeconomic, geopolitical, market, seasonal, competitive and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or otherwise affecting, the healthcare industry and the senior housing operator sector thereof and related credit and financial markets, (ii) implications for AlerisLife of the global COVID-19 pandemic, and (iii) existing and future agreements and other arrangements involving, and the ability to attract, retain and/or replace, key employees, suppliers, service providers and other commercial relationships of AlerisLife. We have assumed, with your consent, that there will be no developments with respect to any such matters that would have an adverse effect on AlerisLife or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion.
We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise) of AlerisLife or any other entity nor have we made any physical inspection of the properties or assets of AlerisLife or any other entity. We have not evaluated the solvency or fair value of AlerisLife or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We express no view or opinion as to any pending or potential litigation, claims or governmental, regulatory or other proceedings, enforcement actions, consent decrees or other orders, audits or investigations or the potential impact thereof on AlerisLife or any other entity or the Transaction. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms and in compliance with all applicable laws, documents and other requirements, without waiver, modification or amendment of any material term, condition or agreement, and that, in the course of obtaining the necessary governmental, regulatory or third party approvals, consents, releases, waivers and agreements for the Transaction or otherwise, no delay, limitation, restriction, condition or other action, including any divestiture or other requirements, amendments or modifications, will be imposed or occur that would have an adverse effect on AlerisLife or the Transaction or that otherwise would be meaningful in any respect to our analyses or opinion. Representatives of AlerisLife have advised us, and we also have assumed, that the final terms of the Agreement will not vary materially from those set forth in the execution version reviewed by us. We are not expressing any view or opinion as to the prices at which AlerisLife Common Stock or any other securities will trade or otherwise be transferable at any time, including following the announcement or consummation of the Transaction. We also are not expressing any view or opinion with respect to accounting, tax, regulatory, legal or similar matters, including, without limitation, as to tax or other consequences of the Transaction or otherwise or changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting AlerisLife or the Transaction, and we have relied, with your consent, upon the assessments of representatives of AlerisLife as to such matters.
Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Consideration (to the extent expressly specified herein), without regard to individual circumstances of holders of AlerisLife Common Stock (whether by virtue of control, voting, liquidity, contractual arrangements or otherwise) that may distinguish such holders or the securities of AlerisLife held by such holders, and our opinion does not in any way address proportionate allocation or relative fairness. Our opinion does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any consent and related tender and reinvestment arrangements or any other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. In connection with our engagement, we were not requested to, and we did not, undertake a third-party solicitation process on behalf of AlerisLife. We express no view as to, and our opinion does not address, the underlying business decision of AlerisLife to effect or enter into the Transaction,

The Special Committee
  of the Board of Directors
AlerisLife Inc.
February 2, 2023

the relative merits of the Transaction as compared to any alternative business strategies that might exist for AlerisLife or the effect of any other transaction which AlerisLife might engage in or consider. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation or other consideration to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. Our opinion is necessarily based upon information available, and financial, stock market and other conditions and circumstances existing and disclosed, to us as of the date hereof. Although subsequent developments may affect our opinion, we have no obligation to update, revise or reaffirm our opinion. As you are aware, the credit, financial and stock markets, the industry in which AlerisLife operates and the securities of AlerisLife have experienced and may continue to experience volatility and disruptions, and we express no view or opinion as to any potential effects of such volatility or disruptions on AlerisLife or the Transaction.
Citigroup Global Markets Inc. has acted as financial advisor to the Special Committee of the Board of Directors of AlerisLife (the “Special Committee”) in connection with the proposed Transaction and will receive a fee for such services, of which a portion is payable upon delivery of this opinion and the principal portion is contingent upon consummation of the Tender Offer. In addition, AlerisLife has agreed to reimburse our expenses and to indemnify us against certain liabilities arising from our engagement.
As you are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to AlerisLife and/or certain of its affiliates unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the past approximately two years, having acted or acting as joint lead arranger, joint bookrunning manager, administrative agent and collateral agent for, and as a lender under, a credit facility of AlerisLife. As you also are aware, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking, commercial banking and other similar financial services to The RMR Group Inc. (“RMR”) and/or certain of its affiliates or entities, including Diversified Healthcare Trust, together with DHC Holdings LLC, significant stockholders of AlerisLife (collectively, “DHC”), managed or that were managed by or that receive or received business management services from RMR and/or certain of its affiliates, including through The RMR Group LLC, for which services we and our affiliates have received and expect to receive compensation, including, during the past approximately two years, having acted or acting as (i) financial advisor to certain entities managed or that were managed by or that receive or received business management services from RMR and/or its affiliates in connection with certain mergers and acquisitions transactions, (ii) joint bookrunning manager for debt offerings of certain entities managed or that were managed by or that receive or received business management services from RMR and/or its affiliates, including DHC, (iii) joint lead arranger, joint bookrunning manager, syndication agent and/or documentation agent for, and as a lender under, credit or securitization facilities of certain entities managed or that were managed by or that receive or received business management services from RMR and/or its affiliates, including DHC, and (iv) buyer and lender under a master repurchase agreement regarding certain mortgage loans and other assets of an entity managed by an affiliate of RMR. Although we and our affiliates have not provided investment banking, commercial banking or other similar financial services during the past two years to ABP Trust for which services we or our affiliates have received or expect to receive compensation, we and our affiliates may provide such services to ABP Trust and/or certain of its affiliates in the future, for which services we and our affiliates would expect to receive compensation. In the ordinary course of business, we and our affiliates may actively trade or hold the securities or financial instruments (including loans and other obligations) of AlerisLife, ABP Trust, RMR, DHC and/or their respective affiliates or entities managed by or that receive business management services from RMR and/or its affiliates for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position or otherwise effect transactions in such securities or financial instruments. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with AlerisLife, ABP Trust, RMR, DHC and/or

The Special Committee
  of the Board of Directors
AlerisLife Inc.
February 2, 2023

their respective affiliates or entities managed by or that receive business management services from RMR and/or its affiliate and/or their respective affiliates.
Our advisory services and the opinion expressed herein are provided for the information of the Special Committee (in its capacity as such) in its evaluation of the proposed Transaction. Our opinion is not intended to be and does not constitute a recommendation as to whether any securityholder should tender shares of AlerisLife Common Stock in the Tender Offer or how the Special Committee or the Board of Directors of AlerisLife or any securityholder should act on any matters relating to the proposed Transaction or otherwise.
Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by the holders of AlerisLife Common Stock (other than Parent, Purchaser, DHC and their respective affiliates) pursuant to the Agreement is fair, from a financial point of view, to such holders.
Very truly yours,
CITIGROUP GLOBAL MARKETS INC.